SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibits

(a) Report of Independent Registered Public Accounting Firm (beginning on page 1), Financial Statements for the years ended December 31, 2007 and 2006, Supplemental Schedule for the year ended December 31, 2007, and Consent of Independent Registered Public Accounting Firm are filed herewith.

The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of Independent Registered Public Accounting Firm (following financial statements on page 41).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator

Hope Hardison
Senior Vice President
and Director of Compensation and Benefits
Wells Fargo & Company

Date: June 24, 2008

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 23, 2008

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Investments at fair value (notes 3, 4, and 5):		
ESOP:		
Company common stock	$ 2,184,476,306	2,531,454,454
Company convertible preferred stock	617,519,826	523,195,290
Short-term investments	1,455,000	2,728,709
Cash	—	33,063
	2,803,451,132	3,057,411,516
Wells Fargo Share Award Account:		
Company common stock	36,638,493	49,672,057
Short-term investments	159,155	100,549
	36,797,648	49,772,606
Separately managed portfolio:		
Wells Fargo Stock Fund	1,772,326,710	2,141,461,521
Stable Value Fund	1,363,171,201	1,277,952,611
	3,135,497,911	3,419,414,132
Collective Investment Fund	2,072,161,148	1,891,105,507
Mutual funds	3,878,141,591	3,423,149,207
Participant loans	258,883,761	239,288,491
Total investments at fair value	12,184,933,191	12,080,141,459
Pending trades due from broker	1,900,542	3,238,289
Accrued income	71,595	66,488
Total assets	12,186,905,328	12,083,446,236
Liabilities:		
Notes payable – Wells Fargo & Company (notes 4 and 12)	(481,385,080)	(410,791,884)
Excess contributions and earnings payable (note 14)	(8,701,140)	(11,859,529)
Pending trades due to broker	(2,312,613)	(3,086,016)
Total liabilities	(492,398,833)	(425,737,429)
Net assets available for benefits, at fair value	11,694,506,495	11,657,708,807
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,583,146)	15,873,154
Net assets available for benefits	$ 11,690,923,349	11,673,581,961

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:		
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments (note 5)	$ (669,308,556)	925,549,046
Dividends, net of pass-through dividends of $73,676,205 and $72,876,157, respectively	505,208,337	345,589,986
Interest	87,598,252	78,114,077
Total investment (loss) income	(76,501,967)	1,349,253,109
Contributions:		
Employer	374,019,071	318,988,535
Participants, net of excess contributions of $8,541,673 and $10,428,790, respectively	640,037,172	568,401,254
Total contributions	1,014,056,243	887,389,789
Total additions	937,554,276	2,236,642,898
Deductions:		
Benefits paid to participants	(897,565,797)	(794,141,638)
ESOP interest expense	(32,601,029)	(26,889,450)
Administrative expenses	(3,983,280)	(3,835,321)
Total deductions	(934,150,106)	(824,866,409)
Net increase before transfers from other plans	3,404,170	1,411,776,489
Transfers from other plans (note 11)	13,937,218	598,405,069
Net increase	17,341,388	2,010,181,558
Net assets available for benefits:		
Beginning of year	11,673,581,961	9,663,400,403
End of year	$ 11,690,923,349	11,673,581,961

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S. based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer-matching contributions the first day of the quarter following the completion of one year of service.

The Plan is administered by the Company, and the investment funds offered under the Plan are selected by a committee whose members are appointed by the Board of Directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b) Wells Fargo Stock Split

On June 27, 2006, the Company announced a two-for-one stock split in the form of a 100% stock dividend to shareholders of record at the close of business on August 4, 2006. The shares were distributed on August 11, 2006. Share information in the 2006 financial statements and related notes has been adjusted to give retroactive effect to this stock split.

(c) Contributions and Vesting

Each year, eligible participants may make pretax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Participants over age 50 can make a special catch-up elective pretax contribution each year in accordance with limits set by the Internal Revenue Services (IRS). Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the plan document.

Employer matching contributions are automatically invested in Company common stock (the ESOP Fund). Participants have the ability to divest out of the ESOP Fund at anytime (note 3). Shares of company stock contributed by the Company may either be authorized, but previously unissued shares or shares held by the Company as Treasury shares.

The Plan allows for discretionary employer contributions to be allocated to the Wells Fargo Share Award Account (the Share Award Account). If a contribution is made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The Share Award Account is automatically invested in the Company's common stock and becomes 100% vested after four years of service. Effective January 1, 2007, participants have the ability to divest their Share Award Account at anytime (note 3). For the years ended December 31, 2007 and 2006, there was no discretionary contribution to this account.

Eligible participants may also elect to rollover distributions from a former employer's qualified retirement plan.

(d) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, allocations of the Company contribution, and plan earnings (net of administrative expenses paid by the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) ***ESOP Plan Notes***

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from entities other than the Company. During 2007 and 2006, the Plan borrowed money from the Company to buy company preferred stock (note 12).

(f) ***Payment of Benefits and Forfeitures***

On termination of employment, a participant may elect to receive his or her vested account balance as a lump sum, a partial lump sum, or in installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund, the Wells Fargo Stock Fund (the Stock Fund), and/or the Share Award Account may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash. If the participant's balance is less than $1,000, a distribution is made as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund, Stock Fund, or Share Award Account may request the withdrawal from that fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $6,780,000 and $8,120,000 for the years ended December 31, 2007 and 2006, respectively.

(g) Participant Loans

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time. As of December 31, 2007, interest rates ranged from 4% to 16% and loans mature through December 31, 2027.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

(h) ESOP

The Plan purchases company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants' ESOP account (note 3).

Participants in the Plan may elect to have cash dividends from company common stock that is held in their account be either reinvested in the Plan or issued from the Plan to them as cash payments. Dividends that are reinvested in the participants ESOP account and Share Award account are used to make payment on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends that are reinvested in the ESOP account and the Share Award account is allocated to the participant's ESOP account and Share Award account.

(i) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 17 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Moderate Balanced Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Norwest Corporation Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan's assets and the Company has elected the financial statement presentation format, which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2007, the Trust is composed of the following 17 investment funds: Stable Value Fund, Bond Index Fund, Conservative Allocation Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Allocation Fund, Asset Allocation Fund, Dodge & Cox Stock Fund, S&P 500 Index Fund, Diversified Equity Fund, Capital Growth Fund, Large Company Growth Fund, S&P MidCap Index Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the trust agreement, the Trustee maintains custody of the 17 funds on behalf of the Plan as well as the ESOP Fund and Share Award Account.

(c) Administrative Expenses

A portion of the recordkeeping fees and certain other administrative expenses related to third-party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees which are netted against investment returns.

(d) New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48), which is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Plan adopted FIN 48 at January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 did not have any effect on the financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 157 for the Plan.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), *Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 for the Plan.

(Continued)

(e) ***Investments Valuation and Income Recognition***

The Plan's investments are stated at fair value. Investments in mutual funds are valued at fair value based upon quoted market prices. Investments in the five collective investment funds are valued at fair value based upon the quoted market values of the underlying net assets. Four of the collective investment funds held by the Plan are unitized accounts that hold the corresponding "G" version of the Wells Fargo Collective Investment Funds of the same name. Wells Fargo created the unitized accounts for these four collective investment funds to record external expenses into the value of the funds. External expenses, such as the investment subadvisor cost and net asset value (NAV) calculation cost are passed through to the Funds. Wells Fargo is the investment manager for one of the collective investment funds held by the Plan, and the costs for this fund are paid by Wells Fargo and not passed through to the Plan. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. The Wells Fargo Stock Fund and the Wells Fargo ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short-term investments are money market funds, which are valued at cost which approximates fair value. Participant loans are valued at cost.

The investment contracts are presented at fair value on the statements of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value, which is equal to the principal balance plus accrued interest. As provided in the Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive (note 2(f)).

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2007 and 2006, the Plan owns approximately 3.81% and 3.93%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 530,507 shares and 453,179 shares of convertible preferred stock of the Company with a fair value of $618 million and $523 million as of December 31, 2007 and 2006, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 20, 2007, the ESOP purchased 484,000 shares of 2007 ESOP cumulative convertible preferred stock from the Company for $518 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,213.69 per share as of

December 31, 2007, with cumulative dividends payable quarterly at an initial annual rate of 10.75%. The note bears interest at 5.75% and is due in 2017.

On March 22, 2006, the ESOP purchased 414,000 shares of 2006 ESOP cumulative convertible preferred stock from the Company for $443 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,070.40 per share as of December 31, 2006, with cumulative dividends payable quarterly at an initial annual rate of 10.75%. The note bears interest at 5.75% and is due in 2016.

(f) Reporting of Fully Benefit-Responsive Contracts

The FSP required investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Application of the FSP does not impact the total amount of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(g) Guaranteed Investment Contracts and Security-Backed Contracts

(i) Description

The Stable Value Fund (the Fund) primarily invests in traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. Security-backed contracts are considered either "targeted benchmark" (underlying investments are managed to a specific benchmark) or "targeted duration" (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issuer's general assets, usually by a third-party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

The Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks. Therefore, these risks transfer from the contract issuer to the Fund. However, in the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. A hybrid contract is a combination of participating and nonparticipating contracts. In a nonparticipating contract, the contract holder does not participate in asset and liability risks. Typically, hybrid contracts are 20% participating and 80% nonparticipating, and each component is reset over a 12-month cycle. Hybrid contracts generally have a higher contract fee compared to participating contracts. No payments related to participating or hybrid contracts were made during the year ended December 31, 2007 or 2006.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. In addition, the Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have at least an "A" rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii) ***Variables that Impact Future Crediting Rates***

The primary variables impacting the future crediting rates of security-backed contracts include:

- the current yield of the assets underlying the contract
- the duration of the assets underlying the contract
- the existing difference between the fair value and contract value of the assets within the contract.

GICs provide a fixed-rate of interest over the term to maturity and, therefore, do not experience fluctuating crediting rates.

(iii) ***Crediting Rate Calculation Methodology***

The Fund uses the following compound crediting rate formula for security-backed contracts:

$CR = [(FV/CV^{(1/D)})*(1+Y)]-1$, where:

CR = crediting rate
FV = fair value of underlying portfolio
CV = contract value
D = weighted average duration of the underlying portfolio
Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

(iv) ***Basis and Frequency of Determining Contract Crediting Rates***

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v) ***Minimum Crediting Rates***

Security-backed contracts cannot have a crediting interest rate that is less than zero percent.

(vi) ***Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value***

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

(vii) ***Valuation of Investments***

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest, which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semiannually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets held represents the rate in effect on December 31, 2007. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short-term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid. As of December 31, 2007 and 2006, there were no issues that were considered illiquid.

The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee.

(viii) Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the plan's structure or administration;
- complete or partial termination of the Plan, including a merger with another plan;

- the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
- the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan;
- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and
- the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

(ix) ***Investment Transactions and Interest Income***

Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

(x) ***Unit Issues, Redemptions, Distributions***

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

(xi) ***Average Yields***

The average yield for the investment contracts based on actual earnings at December 31, 2007 and 2006 was 5.07% and 5.13%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2007 and December 31, 2006, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants was 5.05% at December 31, 2007 and 2006. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2007 and 2006, respectively.

(xii) ***Forward Purchase Commitments***

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date.

During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(xiii) Forward Sale Commitments

The portfolios underlying the security-backed contracts of the Plan may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, are used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is "marked-to-market" like other securities in the Plan, and the change in fair value is recorded by the Plan as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the Plan realizes a gain or loss. If the Plan delivers securities under the commitment, the Plan realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv) Futures Transactions

In order to gain exposure to or protect itself from changes in the market, the Plan may buy and sell financial futures contracts on any U.S. or foreign exchange. The Plan may also buy and write put and call options on these futures contracts. Risks of entering into futures transactions include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Plan is required to deposit either cash or securities in an amount (initial merging) equal to a percentage of the contract value. Subsequent payments (variation margin) are made or received by the Plan each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Plan recognizes a realized gain or loss when the contract is closed or expires.

(xv) Interest Rate Swap Transaction

To preserve a return or spread on a particular investment underlying a security-backed contract, the Plan may enter into various hedging transactions, such as interest rate swaps.

Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The Plan records the amount of interest accrued due to or owed by the Plan according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Plan may also buy or write options to enter into an interest rate swap at a future date (swaption). The Plan may engage the security-backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Plan's investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that counterparty to a transaction may not fulfill the required commitments.

(xvi) Credit Default Swap Transaction

The Plan may enter into credit default swap transactions as an investment strategy in the portfolios underlying the security-backed contracts. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. In the event of default, the seller must pay the buyer the par value (full notional value) of the reference obligation in exchange for the reference obligation. The Plan may be either the buyer or seller in such transactions. If the Plan is a buyer and no event of default occurs, the Plan loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for the reference obligation that may have little or no value. As a seller of a credit default swap, the Plan receives a fixed rate of income throughout the term of the contract, provided there is no default event. If an event of default occurs, the seller must pay the notional value of the reference obligation. The counterparty payments and the current fair value of the swap are included within the security-backed contract crediting rate. The value of the reference obligation received by the seller, coupled with the periodic payments previously received may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Plan. Credit default swaps involve greater risks than if the Plan had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity, counterparty risk, and credit risk. The Plan may engage the security-backed contract issuer as the counterparty to the credit default transaction.

(xvii) Expenses

The Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant-directed withdrawals. Investment management fees are not charged directly to the Fund.

(h) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(j) Payment of Benefits

Benefits are recorded when paid.

(k) Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2007 and 2006, $8,701,140 and $11,859,529, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March in the succeeding year. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(3) ESOP Fund and Share Award Account

The ESOP Fund consists of Company common and preferred stock while the Share Award Account consists of Company common stock and were not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. The Plan was amended effective January 1, 2006, to allow diversification out of company common stock held in the Wells Fargo ESOP Fund and effective January 1, 2007, to allow diversification of company common stock out of the Share Award Account without any age or service requirement. Future quarterly matching contributions and discretionary contributions, if any, will continue to be credited to the ESOP Fund and Share Award Account accordingly, and participants can immediately elect to diversify to the other plan investment funds.

The Company's common and preferred shares in the ESOP fund were purchased with the proceeds of borrowings from the Company and, accordingly, represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP accounts (note 1(h)).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The

Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Participants may elect to have dividends on their vested accounts paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock. If a participant makes no election or if the total vested dividend for a participant is less than $5.00 or if the participant is deceased the dividend will be automatically reinvested in the Plan.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve, the portion of the ESOP Fund and the Share Award Account that are reinvested and that are attributable to the participants' nonvested accounts will be applied to make any required loan payments. Shares of the Company's common stock that are released due to such payments will be transferred to the ESOP Fund and the Share Award Account as reinvested dividends. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company's common stock held in the ESOP Fund and Share Award Account that are to be reinvested in participant accounts exceed the amount that can be paid as allowable loan payments, the Plan will reclassify the dividend cash received that was not used as loan payments as an employer contribution. The plan sponsor will in turn fund that portion of the dividend with shares of company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Employer Matching contribution. Such reclassification amounted to $4.7 million and $3.3 million in 2007 and 2006, respectively.

(4) Allocated and Unallocated Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2007 and 2006 is presented in the following tables. All investments included in the allocated column are now participant-directed (note 3).

	2007			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,184,475,672	634	2,184,476,306	36,638,493
Investment in convertible preferred stock at appraised fair value	—	617,519,826	617,519,826	—
Short-term investments	1,455,000	—	1,455,000	159,155
Total investments	2,185,930,672	617,520,460	2,803,451,132	36,797,648
Accrued interest income	11,123	42,953	54,076	563
Pending trades	—	—	—	650,595
Total assets	2,185,941,795	617,563,413	2,803,505,208	37,448,806
Liabilities:				
Notes payable	—	(481,385,080)	(481,385,080)	—
Total liabilities	—	(481,385,080)	(481,385,080)	—
Net assets available for benefits	$ 2,185,941,795	136,178,333	2,322,120,128	37,448,806
Wells Fargo & Company common shares:				
Number of shares	72,357,591	21	72,357,612	1,213,597
Cost	$ 2,031,842,891	727	2,031,843,618	33,303,987
Fair value	2,184,475,672	634	2,184,476,306	36,638,493
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	530,507	530,507	—
Cost	—	$ 567,757,562	567,757,562	—
Estimated fair value	—	617,519,826	617,519,826	—

	2006			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,531,453,601	853	2,531,454,454	49,672,057
Investment in convertible preferred stock at appraised fair value	—	523,195,290	523,195,290	—
Short-term investments	2,728,709	—	2,728,709	100,549
Noninterest-bearing cash	33,063	—	33,063	—
Total investments	2,534,215,373	523,196,143	3,057,411,516	49,772,606
Accrued interest income	9,524	38,977	48,501	513
Total assets	2,534,224,897	523,235,120	3,057,460,017	49,773,119
Liabilities:				
Notes payable	—	(410,791,884)	(410,791,884)	—
Total liabilities	—	(410,791,884)	(410,791,884)	—
Net assets available for benefits	$ 2,534,224,897	112,443,236	2,646,668,133	49,773,119
Wells Fargo & Company common shares:				
Number of shares	71,188,234	24	71,188,258	1,396,852
Cost	$ 1,762,367,651	842	1,762,368,493	38,088,373
Fair value	2,531,453,601	853	2,531,454,454	49,672,057
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	453,179	453,179	—
Cost	—	$ 485,058,042	485,058,042	—
Estimated fair value	—	523,195,290	523,195,290	—

(Continued)

	2007			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 4,378,501	369,356,392	373,734,893	284,178
Withdrawals	(200,316,132)	—	(200,316,132)	(5,438,136)
Net depreciation	(392,582,988)	(12,461,307)	(405,044,295)	(6,698,891)
Dividend income	51,883,128	57,231,848	109,114,976	1,515,952
Interest income	133,755	248,612	382,367	6,272
Administrative expenses	(616,915)	—	(616,915)	—
Notes payable interest expense	—	(32,601,029)	(32,601,029)	—
Release of common stock, 11,929,425 shares	411,823,982	(411,090,399)	733,583	(733,583)
Transfer from (to) other funds	(222,986,433)	53,050,980	(169,935,453)	(1,260,105)
Increase (decrease) in net assets	(348,283,102)	23,735,097	(324,548,005)	(12,324,313)
Net assets:				
Beginning of year	2,534,224,897	112,443,236	2,646,668,133	49,773,119
End of year	$ 2,185,941,795	136,178,333	2,322,120,128	37,448,806

	2006			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 3,296,652	315,691,883	318,988,535	—
Withdrawals	(187,903,848)	—	(187,903,848)	(2,868,886)
Net appreciation (depreciation)	294,796,762	(4,253,385)	290,543,377	5,919,206
Dividend income	43,036,083	47,473,449	90,509,532	1,173,851
Interest income	99,078	193,208	292,286	5,454
Administrative expenses	(696,773)	—	(696,773)	—
Notes payable interest expense	—	(26,889,450)	(26,889,450)	—
Release of common stock, 10,201,721 shares	343,735,372	(343,595,450)	139,922	(139,922)
Transfer from (to) other funds	(182,171,734)	44,209,885	(137,961,849)	(1,255,475)
Increase in net assets	314,191,592	32,830,140	347,021,732	2,834,228
Net assets:				
Beginning of year	2,220,033,305	79,613,096	2,299,646,401	46,938,891
End of year	$ 2,534,224,897	112,443,236	2,646,668,133	49,773,119

(5) Investments

The following represents the Plan's investments as of December 31, 2007 and 2006. Individual investments which represent 5% of net assets are separately identified (†):

	2007	2006
Assets:		
ESOP†:		
Company common stock*	$ 2,184,476,306	2,531,454,454
Company convertible preferred stock*	617,519,826	523,195,290
Short-term investments*	1,455,000	2,728,709
Noninterest-bearing cash*	—	33,063
Total ESOP	2,803,451,132	3,057,411,516
Wells Fargo Share Award Account:		
Wells Fargo & Co. common stock*	36,638,493	49,672,057
Short-term investment fund*	159,155	100,549
	36,797,648	49,772,606
Separately managed portfolio:		
Wells Fargo Stock Fund†:		
Wells Fargo & Co. common stock*	1,768,326,719	2,137,432,870
Short-term investment fund*	3,999,991	3,999,977
Noninterest-bearing cash*	—	28,674
	1,772,326,710	2,141,461,521
Stable Value Fund*†:		
Investment contracts	126,669,302	119,055,672
Security-backed contracts:		
Underlying securities of security-backed contracts	1,150,080,430	1,046,348,157
Cash	—	5,859
Payable for futures transactions	(1,274,505)	—
Pending trades	74,628	(2,325,120)
Payable for investment securities purchased	—	(9,555,570)
Wrapper contract fee payable	(257,475)	(226,850)
Variation margin payable	223,079	971,975
Accrued interest receivable	8,045,547	6,974,241
Deposit with brokers for future transactions	907,990	835,300
Payable for investment securities sold	1,969,158	6,872,471
Credit default swap transaction at market value	215,774	—
Interest rate swap transaction at market value	552,746	—
Receivable for investment payments due	448,712	—
Corporate bonds – under securities lending	144,339,582	—
Cash equivalents – under securities lending agreement	30,973,154	202,220,743

	2007	2006
Repurchase agreements – under securities lending agreement	$ 108,089,524	—
Liabilities under securities lending	(285,291,966)	(202,220,743)
Wrapper contract at fair market value	(102,988)	—
Total security-backed contracts	1,158,993,390	1,049,900,463
Collective Trust Fund:		
Wells Fargo Stable Return Fund G	77,508,509	108,996,476
Total Stable Value Fund	1,363,171,201	1,277,952,611
Total separately managed portfolio	3,135,497,911	3,419,414,132
Collective investment funds:		
S&P 500 Index Fund*†	942,047,291	933,283,180
Asset Allocation Fund*	414,728,778	396,017,412
Bond Index Fund*	328,216,227	286,841,800
NASDAQ 100-Index Fund*	198,091,311	136,091,930
S&P Mid Cap Index Fund*	189,077,541	138,871,185
Total collective investment funds	2,072,161,148	1,891,105,507
Mutual funds:		
EuroPacific Growth Fund†	1,040,749,481	728,281,317
Dodge & Cox Stock Fund†	847,796,455	798,522,201
Diversified Small Cap Fund*	439,673,720	481,395,692
Diversified Equity Fund*	392,748,635	392,206,646
Large Company Growth Fund*	361,983,633	364,539,817
Growth Balanced Fund*	267,594,224	257,864,496
Moderate Balanced Fund*	156,059,364	131,345,140
Aggressive Allocation Fund*	139,379,067	120,540,741
Conservative Allocation Fund*	132,553,871	118,484,228
Capital Growth Fund*	99,603,141	29,968,929
Total mutual funds	3,878,141,591	3,423,149,207
Participant loans*	258,883,761	239,288,491
Total investments of fair value	12,184,933,191	12,080,141,459
Adjustments from fair value to contract value for fully benefit-responsive investment contracts held in the Stable Value Fund:		
Investment contracts	(454,648)	1,434,445
Security-backed contracts	(3,361,723)	12,891,092
Collective trust fund	233,225	1,547,617
Total adjustment from fair value to contract value	(3,583,146)	15,873,154
Total investments as adjusted	$ 12,181,350,045	12,096,014,613

* Represents related-party and party-in-interest (note 9)

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) and appreciated in value by $(669,308,556) and $925,549,046, respectively, as summarized below:

	2007	2006
Net appreciation (depreciation) in fair value of investments:		
ESOP:		
Company common stock	$ (392,583,045)	294,796,874
Company convertible preferred stock	(12,461,250)	(4,253,498)
Wells Fargo Stock Fund	(293,086,572)	245,242,590
Wells Fargo Share Award Account	(6,698,891)	5,919,206
Common collective funds	143,019,713	203,505,947
Mutual funds	(107,498,511)	180,337,927
	$ (669,308,556)	925,549,046

(6) Concentration of Investments

The Plan's investment in shares of the Company's common and preferred stock aggregate 37.81% and 43.33% of total investments as of December 31, 2007 and 2006, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company's common stock was $30.19 as of December 31, 2007 and $24.50 as of June 20, 2008.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan's derivative financial instruments as of December 31, 2007 and 2006:

	2007		2006	
	Notional amount	**Unrealized gain**	**Notional amount**	**Unrealized loss**
Future contracts	$ 192,887,821	1,274,511	258,160,756	(1,070,467)
Interest rate swaps	27,025,000	552,746	—	—
Credit default swaps	3,500,000	—	—	—
	$ 223,412,821	1,827,257	258,160,756	(1,070,467)

Net realized gain (loss) on futures for the year ended December 31, 2007 and 2006 were $4,155,141 and $(543,175), respectively.

(8) Lending of Portfolio Securities

The Plan may loan securities in return for securities, irrevocable letters of credit or cash collateral, which is invested in various corporate bonds, short-term fixed income securities, and repurchase agreements. Security loans are secured at all times by collateral. The collateral is equal to at least 102% of the market value of the securities loaned plus accrued interest when the transaction is entered into. The collateral supporting loans of domestic and foreign equity securities and corporate bonds is remarked daily while collateral supporting loans of U.S. government securities is remarked back to 102% only if the given collateral falls below 100% of the market value of the securities loaned plus any accrued interest. Gain or loss in the market price of the securities loaned that may occur during the term of the loan is reflected in the value of the Plan. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due or when called for by the Plan, and that the proceeds from the sale of investments will be less than amounts required to be returned to the borrowers. Income earned on securities lending activity is included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities. The collateral assets and the payable to the Plan for securities under lending agreements are included in the Stable Value Fund (note 5).

Fair value of securities loaned and corresponding collateral at December 31, 2007 and 2006 were as follows:

		2007	2006
Securities under lending agreement	$	280,942,096	196,944,143
Collateralized by:			
Cash equivalents	$	30,973,154	202,220,743
Corporate bonds		144,339,582	—
Repurchase agreements		108,089,524	—
Total collateral	$	283,402,260	202,220,743

(9) Related-Party Transactions

Substantially all Plan's investment funds are managed by the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

During 2007 and 2006, the Plan purchased company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in the Stock Fund, which holds company stock.

(10) Federal Income Taxes

On June 21, 2006, the IRS issued a determination letter stating that the Plan qualified under Section 401(a) of the IRC and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(11) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2007 and 2006:

Effective date	Plan name		Amount
	2007		
July 1, 2007	Placer Sierra Bancshares 401(k) Plan	$	13,937,218
	2006		
May 1, 2006	State Bank of Rogers 401(k) Plan	$	1,191,079
May 1, 2006	Commerce Funding Corporation 401(k) Plan		9,896,963
July 1, 2006	Wells Fargo Financial TAPS		586,077,353
December 1, 2006	Barrington Associates 401(k) Plan		1,239,674
		$	598,405,069

(12) Notes Payable

Notes payable as of December 31 were:

		2007	2006
5.97% 1998 ESOP Convertible Preferred Stock Note, due February 2008, paid in full in 2007	$	—	606,633
5.68% 1999 ESOP Convertible Preferred Stock Note, due March 2009		1,342,965	4,360,110
7.24% 2000 ESOP Convertible Preferred Stock Note, due March 2010		9,685,110	15,061,230
5.65% 2001 ESOP Convertible Preferred Stock Note, due March 2011		17,878,958	24,031,483
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012		27,650,555	35,260,652
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013		39,687,870	48,044,790
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014		59,580,554	69,833,852
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015		78,361,421	89,939,456
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016		102,614,966	123,653,678
5.75% 2007 ESOP Convertible Preferred Stock Note, due March 2017		144,582,681	—
	$	481,385,080	410,791,884

Maturities of notes payable are as follows:

Year ending December 31:		
2008	$	12,963,641
2009		82,307,918
2010		77,838,925
2011		70,364,676
2012		66,985,128
Thereafter		170,924,792
	$	481,385,080

The notes represent exempt loans to the Plan from the plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2017. The estimated fair market value of the notes as of December 31, 2007 and 2006 was approximately $485 million and $412 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(13) Plan Termination

The Company reserves the right to terminate the Plan. In the event of plan termination, participants shall become 100% vested in their accounts.

(14) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

		2007	2006
Participant contributions per the financial statements	$	640,037,172	568,401,254
Excess contributions to be refunded		8,541,673	10,428,790
Participant contributions per the Form 5500	$	648,578,845	578,830,044
Interest income per the financial statements	$	87,598,252	78,114,077
Income on excess contributions to be refunded		159,467	1,430,739
Interest income per the Form 5500	$	87,757,719	79,544,816

(15) Subsequent Events

(a) Plan Merger

The following plans were merged or will be merged into the Plan subsequent to year-end as follows:

Effective date	Plan name		Approximate amount
January 1, 2008	Greater Bay Bancorp 401(k) Plan	$	70,405,000
January 1, 2008	ABD Insurance 401(k) Plan		63,393,000
January 1, 2008	Universal Insurance Services 401(k) Plan		9,790,000
July 1, 2008	United Bancorp of Wyoming		8,400,000
		$	151,988,000

(b) Purchase of Company Stock

Subsequent to year-end, the Plan purchased 520,500 shares of Company preferred stock from the Company for $550.7 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 4.50% and is due in 2018.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	43,945 Participant loans, interest rates ranging from 4% to 16%, maturing at various dates througt December 31, 2027	N/A	N/A	$ 258,883,761
*	Wells Fargo S&P 500 Index Fund	Common collective fund	19,691,665	(1)	942,047,291
*	Wells Fargo Asset Allocation Fund	Common collective fund	8,824,017	(1)	414,728,778
*	Wells Fargo Bond Index Fund	Common collective fund	11,946,387	(1)	328,216,227
*	Wells Fargo NASDAQ 100-Index Fund	Common collective fund	17,353,141	(1)	198,091,311
*	WF S&P 400 MidCap Index	Common collective fund	10,634,761	(1)	189,077,541
					2,072,161,148
*	The America Funds Group EuroPacific Growth Fund	Mutual fund	20,459,003	(1)	1,040,749,481
*	Dodge & Cox Stock Fund	Mutual fund	6,131,900	(1)	847,796,455
*	Wells Fargo Diversified Small Cap Fund	Mutual fund	35,774,916	(1)	439,673,720
*	Wells Fargo Diversified Equity Fund	Mutual fund	11,097,729	(1)	392,748,635
*	Wells Fargo Large Company Growth Fund	Mutual fund	6,699,679	(1)	361,983,633
*	Wells Fargo Growth Balanced Fund	Mutual fund	9,422,332	(1)	267,594,224
*	Wells Fargo Moderate Balanced Fund	Mutual fund	7,612,652	(1)	156,059,364
*	Wells Fargo Aggressive Allocation Fund	Mutual fund	9,481,569	(1)	139,379,067
*	Wells Fargo Conservative Allocation Fund	Mutual fund	6,918,260	(1)	132,553,871
*	WF Adv Capital Growth Fund	Mutual fund	5,012,740	(1)	99,603,141
					3,878,141,591
*	Wells Fargo Stable Value Fund:				
	Insurance contracts:				
	Security Life of Denver Ins. Co.	4.68%, due 6/10/2009		(1)	11,799,298
	ING Life Ins. and Annuity Co.	5.48%, due 10/22/2009		(1)	11,135,306
	ING Life Ins. and Annuity Co.	4.42%, due 3/11/2009		(1)	11,283,726
	Hartford Life:	3.95%, due 7/23/2008		(1)	11,843,379
	Mass Mutual Life:	4.30%, due 12/18/2008		(1)	11,224,912
	Metropolitan Life Insurance:	3.87%, due 7/27/2008		(1)	11,797,057
	Metropolitan Life Insurance:	4.45%, due 3/15/2009		(1)	11,296,669
	Pacific Life Insurance	4.62%, due 6/30/2009		(1)	11,766,296
	Principal Life:	4.75%, due 6/15/2009		(1)	11,839,236
	Principal Life:	0.65%, due 1/2/2008		(1)	258,777
	Prudential Life:	4.27%, due 2/1/2010		(1)	11,300,174
	Prudential Life:	5.45%, due 10/22/2009		(1)	11,124,472
	Total insurance contracts				126,669,302
	Adjustment from fair value to contract value for fully benefit investment contract				(454,648)
	Total insurance contract at contract value				126,214,654
	Security-backed contracts:				
	AIG Financial Products Crop.	4.83%, due 12/5/2010		(1)	—
	Bank of America, N.A.	4.83%, due 12/5/2010		(1)	—
	Rabobank Nederland.	4.83%, due 12/5/2010		(1)	—
	Natixis Financial Products	4.83%, due 12/5/2010		(1)	—
	Union Bank of Switzerland AG	4.83%, due 12/5/2010		(1)	—
	90Day EuroS			(1)	68,063
	90Day EuroS			(1)	20,625
	90Day EuroS			(1)	82,913
	90Day EuroS			(1)	62,288
	90Day EuroS			(1)	49,500
	90Day EuroS			(1)	83,325
	90Day EuroS			(1)	57,750
	90Day EuroS			(1)	65,588
	90Day EuroS			(1)	79,200
	90Day EuroS			(1)	76,725
	90Day EuroS			(1)	73,838
	US 5yr Note CBT			(1)	(49,844)
	US 10yr Note CBT			(1)	12,500
	Aesop Funding II LLC	3.61%, $4,0,000 par, due 06/20/2009		(1)	3,986,480
	Bank of America Corporation	5.42%, $2,0,000 par, due 03/15/2017		(1)	1,932,600
	Citibank Credit Card Iss Trust	5.50%, $4,75,000 par, due 06/22/2010		(1)	4,187,837
	College Loan Corp Trust	5.34%, $8,720,000 par, due 04/25/2046		(1)	8,804,671
	Countrywide Home Eq Loan Trust	5.26%, $3,71,278 par, due 12/15/2035		(1)	2,619,782
	Countrywide Home Eq Loan Trust	5.27%, $542,857 par, due 12/15/2030		(1)	492,697
	Credit Suisse Mtg Capital Cert	5.34%, $2,0,000 par, due 03/15/2016		(1)	2,000,700
	CS First Boston Mtg Sec Corp	5.10%, $2,0,000 par, due 12/15/2014		(1)	1,986,720

(Continued)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
CW Capital Cobalt	5.22%, $3,500,000 par, due 08/15/2048		(1)	$ 3,475,255
Ensco Offshore Incorporated	6.36%, $1,600,074 par, due 12/01/2015		(1)	1,748,529
Equifirst Mortgage Loan Trust	5.78%, $198,935 par, due 05/25/2018,		(1)	195,084
Federal Express	7.52%, $1,537,737 par, due 01/15/2018		(1)	1,606,935
FHLMC	4.59%, $12,767,665 par, due 08/01/2035		(1)	12,628,115
FHLMC	5.23%, $9,169,098 par, due 07/25/2033		(1)	9,355,323
FHLMC	4.50%, $5,60,676 par, due 02/15/2026		(1)	5,039,422
FHLMC	5.50%, $1,166,832 par, due 12/01/2033		(1)	1,166,494
FHLMC	7.17%, $99,778 par, due 12/01/2029,		(1)	99,835
FHLMC	5.50%, $1,639,264 par, due 11/01/2021		(1)	1,659,329
FHLMC	5.50%, $5,365,784 par, due 11/01/2021		(1)	5,431,461
FHLMC	5.00%, $1,614,938 par, due 08/01/2018		(1)	1,618,911
FHLMC	5.50%, $8,203,491 par, due 05/01/2015		(1)	8,435,978
FHLMC	5.00%, $2,514,554 par, due 09/01/2015		(1)	2,518,854
FHLMC	6.22%, $7,925,098 par, due 06/01/2036 §		(1)	8,058,794
FHLMC	5.00%, $7,674,134 par, due 05/01/2020		(1)	7,681,655
Fifth Third Home Eq Loan Trust	5.20%, $953,694 par, due 08/22/2011		(1)	931,158
FNMA	6.50%, $618,635 par, due 01/01/2018		(1)	624,822
FNMA	5.50%, $8,256,523 par, due 06/01/2018 §		(1)	8,379,215
FNMA	4.50%, $7,416,099 par, due 05/01/2014		(1)	7,439,682
FNMA	5.00%, $9,160,384 par, due 03/01/2034 §		(1)	8,951,527
FNMA	5.00%, $6,809,192 par, due 04/01/2034 §		(1)	6,653,943
FNMA	4.31%, $11,352,559 par, due 06/01/2011		(1)	11,285,159
FNMA	4.50%, $2,637,883 par, due 07/01/2018		(1)	2,595,466
FNMA	4.19%, $4,485,118 par, due 06/01/2033 §		(1)	4,493,730
FNMA	4.70%, $2,818,648 par, due 08/01/2035		(1)	2,805,570
FNMA	3.99%, $3,23,856 par, due 08/01/2033		(1)	3,009,613
FNMA	4.04%, $2,55,327 par, due 08/01/2033		(1)	2,054,196
FNMA	3.92%, $4,389,000 par, due 10/01/2033 §		(1)	4,421,172
FNMA	4.69%, $1,336,413 par, due 12/01/2033 §		(1)	1,343,776
FNMA	3.85%, $7,829,646 par, due 07/01/2033		(1)	7,932,998
FNMA	4.61%, $6,135,000 par, due 06/01/2012 §		(1)	6,160,890
FNMA	4.50%, $2,483,879 par, due 07/01/2018 §		(1)	2,443,939
FNMA	5.00%, $1,763,347 par, due 02/01/2019		(1)	1,766,592
FNMA	4.66%, $11,426,550 par, due 07/01/2010 §		(1)	11,512,363
FNMA	5.65%, $4,746,574 par, due 10/01/2032		(1)	4,746,669
FNMA	5.61%, $5,842,688 par, due 11/01/2032		(1)	5,842,338
FNMA	6.30%, $6,406,785 par, due 05/01/2011 §		(1)	6,642,030
FNMA	5.68%, $9,99,243 par, due 07/01/2012 §		(1)	9,457,480
FNMA	5.83%, $1,157,827 par, due 08/01/2014		(1)	1,189,848
FNMA	4.57%, $7,527,561 par, due 12/25/2032		(1)	7,490,450
FNMA	5.50%, $13,158,175 par, due 04/01/2033 §		(1)	13,167,912
FNMA	6.00%, $1,81,156 par, due 02/01/2033 §		(1)	1,101,471
FNMA	6.50%, $1,499,112 par, due 09/25/2029 §		(1)	1,570,994
FNMA	6.28%, $1,157,296 par, due 12/25/2032		(1)	1,169,910
FNMA	4.50%, $9,18,733 par, due 07/25/2018 §		(1)	8,911,635
FNMA	5.00%, $6,22,124 par, due 05/25/2018 §		(1)	6,055,999
FNMA	7.00%, $2,380,764 par, due 01/25/2029 §		(1)	2,519,807
FNMA	5.50%, $16,302,287 par, due 11/25/2034 §		(1)	16,373,610
FNMA	5.50%, $16,179,007 par, due 12/01/2034 §		(1)	16,249,790
FNMA	4.25%, $2,475,756 par, due 03/01/2034		(1)	2,451,815
FNMA	5.50%, $5,775,861 par, due 11/01/2021 §		(1)	5,851,467
FNMA	5.00%, $4,38,815 par, due 01/01/2019 §		(1)	4,048,912
FNMA	4.36%, $13,448,375 par, due 06/01/2034 §		(1)	13,454,023
FNMA	5.00%, $2,791,911 par, due 10/01/2019 §		(1)	2,797,048
FNMA	4.82%, $2,938,874 par, due 08/01/2034 §		(1)	2,969,585
FNMA	5.00%, $2,409,781 par, due 11/01/2019		(1)	2,414,215
FNMA	5.50%, $172,957 par, due 06/01/2021		(1)	175,221
FNMA	5.50%, $6,227,789 par, due 01/01/2036		(1)	6,158,473
FNMA	5.50%, $8,653,115 par, due 02/01/2036		(1)	8,556,806
FNMA	4.10%, $785,216 par, due 05/01/2034 §		(1)	792,291
FNMA Grantor Trust	6.00%, $3,693,152 par, due 04/25/2031		(1)	3,885,528
FNMA Whole Loan	7.00%, $2,956,412 par, due 05/25/2010		(1)	3,134,979
Ford Motor Credit	7.38%, $3,500,000 par, due 10/28/2009		(1)	3,294,375
Freddie Mac	5.93%, $7,462,944 par, due 09/01/2037		(1)	7,582,873
GE Capital Mortgage Corp.	4.37%, $5,0,000 par, due 01/10/2038		(1)	4,972,400
GE Capital Mortgage Corp.	4.86%, $3,250,000 par, due 06/10/2010		(1)	3,236,870
GNMA	4.65%, $3,472,336 par, due 02/16/2024 §		(1)	3,480,392
Greenwich Capital Comm Funding	4.11%, $3,500,000 par, due 05/05/2013		(1)	3,372,950
GS Auto Loan Trust	4.56%, $5,0,000 par, due 01/15/2010		(1)	4,993,150
Honda Auto Receivables	4.60%, $2,0,000 par, due 10/21/2009		(1)	1,995,880
Household Credit Card Master N	5.58%, $4,0,000 par, due 10/15/2010		(1)	3,986,000
JP Morgan Chase Comm Mtg Sec	5.34%, $775,000 par, due 11/15/2015		(1)	771,768

(Continued)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
LB-UBS Commercial Mtg Trust	5.10%, $4,400,000 par, due 11/15/2010		(1)	$ 4,407,348
LB-UBS Commercial Mtg Trust	4.39%, $5,0,000 par, due 03/15/2032		(1)	4,883,550
LB-UBS Commercial Mtg Trust	6.13%, $4,0,000 par, due 12/15/2030		(1)	4,188,000
Lehman XS Trust	5.19%, $1,856,396 par, due 05/25/2037		(1)	1,373,733
Merrill Lynch Mortgage Trust	5.42%, $2,550,000 par, due 02/12/2015		(1)	2,558,951
MLCC Mortgage Inv Inc	5.21%, $942,281 par, due 04/25/2028		(1)	927,515
Morgan Stanley CC HELOC Trust	5.14%, $495,726 par, due 11/25/2008		(1)	485,653
Morgan Stanley CC HELOC Trust	5.13%, $517,207 par, due 04/25/2016		(1)	504,039
Residential Asset Sec Corp	6.35%, $1,327,160 par, due 02/25/2019		(1)	1,322,780
Residential Asset Sec Corp	6.78%, $2,264,578 par, due 07/25/2014		(1)	2,284,642
SBA Participation Certificates	5.29%, $7,0,000 par, due 12/01/2027		(1)	7,074,410
SBA Participation Certificates	4.76%, $13,464,009 par, due 09/01/2025		(1)	13,108,559
SBA Participation Certificates	5.51%, $5,0,000 par, due 11/01/2027		(1)	4,992,500
SLM Student Loan Trust	5.04%, $3,750,000 par, due 09/15/2020		(1)	3,683,588
SLM Student Loan Trust	5.41%, $6,500,000 par, due 01/25/2021		(1)	6,256,250
Small Business Investment Cos.	5.89%, $1,226,582 par, due 09/10/2011		(1)	1,238,480
Small Business Investment Cos	6.03%, $2,646,196 par, due 02/10/2012		(1)	2,698,591
Small Business Investment Cos	5.20%, $2,8,419 par, due 08/10/2012		(1)	2,017,859
Small Business Investment Cos	4.63%, $3,95,865 par, due 03/01/2013		(1)	3,049,736
Small Business Investment Cos	4.50%, $3,225,048 par, due 02/01/2024		(1)	3,152,162
Small Business Investment Cos	4.75%, $9,136,489 par, due 08/10/2014		(1)	8,993,960
Small Business Investment Cos	4.64%, $19,660,755 par, due 02/01/2015		(1)	19,316,692
Small Business Investment Cos	5.68%, $4,935,371 par, due 08/01/2016		(1)	5,011,869
Small Business Investment Cos	5.79%, $15,0,000 par, due 08/10/2017		(1)	15,352,155
Small Business Investment Cos	6.34%, $814,835 par, due 08/10/2011		(1)	831,784
Structured Asset Securities Co	6.00%, $6,670,425 par, due 08/25/2016		(1)	6,860,552
Triad Auto Receivables	4.88%, $5,0,000 par, due 04/12/2013		(1)	4,998,100
Turquoise Card Backed Sec PLC	5.07%, $4,0,000 par, due 06/15/2012		(1)	3,925,000
United States Treasury	4.63%, $6,170,000 par, due 11/15/2009 §		(1)	6,347,881
United States Treasury	4.25%, $12,300,000 par, due 09/30/2012 §		(1)	12,731,484
US Bank NA Minnesota	6.38%, $900,000 par, due 08/01/2011,		(1)	943,902
US Education Loan Trust IV	5.47%, $6,700,000 par, due 09/01/2019		(1)	6,601,597
Wachovia Asset Securitization	5.24%, $1,661,001 par, due 09/25/2009		(1)	1,619,442
Wachovia Asset Securitization	5.00%, $968,238 par, due 07/25/2037		(1)	863,174
Wachovia Bank Commercial Mtg	4.98%, $3000000 par, due 11/15/2034		(1)	3,011,160
Wachovia Bank Commercial Mtg	3.989%, $1525000 par, due 05/15/2013		(1)	1,459,639
WAMU Mortgage Pass-Through CER	5.48%, $4,952,936 par, due 07/25/2047		(1)	4,803,204
Washington Mutual	5.79%, $1,952,250 par, due 02/25/2046		(1)	1,900,650
Wells Fargo STIF Fund	6.00%, $16,838,483 par, due 99/99/9999		(1)	16,838,483
WFS Financial Owner Trust	4.39%, $3,0,000 par, due 05/19/2013		(1)	2,991,030
				584,696,811
Investments in Wells Fargo Securities Lending				
Enhanced Trust (market value of securities on loan, $43,329,084)			(1)	43,726,588
Collateral Trust (market value of securities on loan, $142,290,756)			(1)	143,596,141
				187,322,729
	Accrued income receivable			3,112,532
	Deposits with brokers for futures transactions			496,950
	Payable for future transactions			(682,471)
	Variation margin payable			176,113
	Receivable for investment payments due			410,478
	Payables for investment securities purchased			(188,571,029)
	Total securities			586,962,113
J.P. Morgan Chase Bank	5.76%, due 3/13/2012		(1)	—
State Street Bank and Trust Co	5.76%, due 3/13/2010		(1)	—
90Day EuroS			(1)	4,913
90Day EuroS			(1)	2,813
90Day EuroS			(1)	76,200
90Day EuroS			(1)	41,313
90Day EuroS			(1)	4,125
90Day EuroS			(1)	2,550
90Day EuroS			(1)	130,738
90Day EuroS			(1)	7,313
90Day EuroS			(1)	3,525
90Day EuroS			(1)	74,300
90Day EuroS			(1)	6,638
90Day EuroS			(1)	3,150
90Day EuroS			(1)	81,938
90Day EuroS			(1)	5,813
US 2yr Note CBT			(1)	15,938
US 10yr Note CBT			(1)	(30,875)
US 20yr Note CBT			(1)	(56,719)

(Continued)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
AARP	7.50%, $970,000 par, due 05/01/2031		(1)	$ 1,206,874
AOL Time Warner	6.75%, $1,000,000 par, due 04/15/2011		(1)	1,041,540
Allstate Financial Global	6.50%, $750,000 par, due 06/14/2011		(1)	787,575
Countrywide Alt Loan Trust	5.75%, $841,116 par, due 07/25/2024		(1)	790,144
American Home Products	6.95%, $375,000 par, due 03/15/2011		(1)	399,566
Amsouth Bancorp	6.13%, $455,000 par, due 03/01/2009		(1)	459,700
Arkansas State	6.20%, $700,000 par, due 07/01/2010		(1)	736,120
Associated Banc-Corp	6.75%, $800,000 par, due 08/15/2011		(1)	820,200
Branch Banking & Trust Corp	6.50%, $400,000 par, due 08/01/2011		(1)	417,740
BAE Systems Holdings Inc	6.40%, $650,000 par, due 12/15/2011		(1)	685,126
BHP Billiton Finance	5.40%, $450,000 par, due 03/29/2017		(1)	432,806
Banc of America Commercial Mtg	5.35%, $2,000,000 par, due 09/10/2047		(1)	1,997,300
Banc of America Commercial Mtg	5.35%, $400,000 par, due 11/10/2015		(1)	398,284
Banc of America Commercial Mtg	5.12%, $2,000,000 par, due 05/11/2012		(1)	2,023,380
Bank of America Corporation	5.42%, $1,000,000 par, due 03/15/2017		(1)	966,300
Bank of America NA	5.30%, $800,000 par, due 03/15/2017		(1)	777,904
Bank One Corporation	7.88%, $790,000 par, due 08/01/2010		(1)	852,149
Bear Stearns Commercial Mtg	4.74%, $1,750,000 par, due 09/11/2010		(1)	1,737,575
Bear Stearns Asset Backed Sec	5.12%, $794,821 par, due 02/25/2037		(1)	747,131
Blue Cross Blue Shield FL	8.25%, $600,000 par, due 11/15/2011		(1)	652,158
Boston Scientific	6.00%, $450,000 par, due 06/15/2011		(1)	434,250
Citigroup/Deutsche Bnk Com Mtg	5.27%, $1,395,000 par, due 09/15/2020		(1)	1,400,468
Citigroup/Deutsche Bnk Com Mtg	5.40%, $400,000 par, due 09/15/2015		(1)	398,832
Citigroup/Deutsche Bank CMBS	5.28%, $1,000,000 par, due 01/11/2016		(1)	997,110
Countrywide Home Loans	5.29%, $779,508 par, due 08/25/2036		(1)	732,311
Countrywide Asset Backed Certs	5.21%, $225,585 par, due 02/25/2009		(1)	210,518
Countrywide Asset Backed Certs	5.40%, $270,576 par, due 08/15/2018		(1)	264,699
Countrywide Asset Backed Certs	5.25%, $104,802 par, due 12/25/2014		(1)	101,467
Countrywide Asset Backed Certs	5.69%, $1,130,000 par, due 04/25/2035		(1)	854,202
Countrywide Home Loan	5.27%, $596,634 par, due 09/25/2035		(1)	560,323
Countrywide Home Loan	5.07%, $622,715 par, due 03/25/2031		(1)	591,399
Countrywide Home Loan	5.20%, $897,331 par, due 01/25/2035		(1)	849,934
Countrywide Home Loan	5.22%, $776,014 par, due 12/26/2034		(1)	678,285
Countrywide Home Loan	5.18%, $645,174 par, due 02/26/2035		(1)	612,889
Cadbury Schwepps	3.88%, $450,000 par, due 10/01/2008		(1)	447,273
Cargill Incorporated	6.38%, $400,000 par, due 06/01/2012		(1)	420,208
Chase Funding Mtg Loan	6.60%, $667,682 par, due 11/25/2028		(1)	666,100
Chase Capital VI	5.54%, $400,000 par, due 08/01/2028		(1)	359,600
Chicago IL	5.44%, $500,000 par, due 01/01/2024		(1)	494,740
Citigroup Incorporated	6.50%, $260,000 par, due 01/18/2011		(1)	271,495
Citigroup Incorporated	6.13%, $450,000 par, due 11/21/2017		(1)	462,236
Citibank Credit Card Issuance	5.65%, $1,250,000 par, due 09/20/2019		(1)	1,251,250
City National Bank	6.75%, $650,000 par, due 09/01/2011		(1)	689,624
Comcast Corporation	6.30%, $600,000 par, due 11/15/2017		(1)	622,518
Compass Bank	6.40%, $900,000 par, due 10/01/2017		(1)	918,468
Conagra Incorporated	7.88%, $333,000 par, due 09/15/2010		(1)	357,426
Connecticut Light & Power	5.38%, $1,000,000 par, due 03/01/2017		(1)	970,460
Conoco Philips Canada	5.63%, $900,000 par, due 10/15/2016		(1)	927,891
Corn Products International	6.00%, $450,000 par, due 04/15/2017		(1)	467,798
Cox Communications Inc	7.88%, $425,000 par, due 08/15/2009		(1)	444,644
CS First Boston Mtg Sec Corp	5.14%, $2,150,000 par, due 07/01/2013		(1)	2,168,684
CS First Boston Mtg Sec Corp	5.00%, $474,918 par, due 05/01/2034		(1)	475,545
Credit Suisse USA Incorporated	5.25%, $500,000 par, due 03/02/2011 §		(1)	510,700
CS First Boston Mtg Sec Corp	4.82%, $750,000 par, due 11/15/2013		(1)	742,050
Credit Suisse Mtg Capital Cert	5.34%, $1,500,000 par, due 03/15/2016		(1)	1,500,525
CS First Boston Mtg Sec Corp	5.10%, $1,500,000 par, due 01/15/2011		(1)	1,499,402
Crown Castle Towers LLC	4.64%, $690,000 par, due 06/15/2010		(1)	689,869
Developers Diversified Realty	5.25%, $275,000 par, due 04/15/2011		(1)	271,395
Diageo Capital PLC	5.75%, $350,000 par, due 10/23/2017		(1)	351,988
Duke Energy Field Services	7.88%, $400,000 par, due 08/16/2010		(1)	429,084
Duke Univ NC Rev	5.85%, $775,000 par, due 04/01/2037		(1)	808,131
Duke Realty Corporation	6.50%, $500,000 par, due 01/15/2018		(1)	502,835
ERP Operating LP	6.95%, $805,000 par, due 03/02/2011		(1)	843,890
FHLMC	6.00%, $349,948 par, due 06/01/2017		(1)	358,889
FHLMC	6.00%, $1,478,913 par, due 08/01/2037		(1)	1,500,993
FHLMC	5.67%, $1,499,314 par, due 04/01/2037		(1)	1,523,768
FHLMC	5.50%, $778,742 par, due 12/01/2018		(1)	789,504
FHLMC	5.50%, $673,554 par, due 10/01/2033 §		(1)	673,359
Federal Express	7.52%, $230,661 par, due 01/15/2018		(1)	241,040
FHLMC	6.00%, $596,308 par, due 10/15/2015		(1)	610,173
FHLMC	6.00%, $457,273 par, due 02/15/2016		(1)	461,608
FHLMC	6.50%, $1,593,539 par, due 11/15/2023		(1)	1,667,798
FHLMC	7.99%, $172,724 par, due 09/25/2029		(1)	172,291

(Continued)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FHLMC	5.63%, $1,925,517 par, due 10/01/2024		(1)	$ 1,913,713
FHLMC	5.07%, $575,142 par, due 07/01/2034		(1)	574,815
FNMA	4.50%, $6,053,307 par, due 01/01/2019 §		(1)	5,955,970
FNMA	6.52%, $1,951,960 par, due 09/01/2016		(1)	2,100,797
FNMA	6.15%, $1,146,797 par, due 11/01/2016		(1)	1,226,626
FNMA	5.79%, $2,277,703 par, due 07/01/2012		(1)	2,375,917
FNMA	6.19%, $67,640 par, due 06/01/2040		(1)	67,657
FNMA	5.48%, $578,244 par, due 11/01/2041		(1)	582,118
FNMA	6.30%, $1,278,784 par, due 04/25/2019 §		(1)	1,356,407
FNMA	7.00%, $363,560 par, due 12/25/2031		(1)	382,083
FNMA Grantor Trust	7.50%, $884,351 par, due 08/25/2029		(1)	934,255
FNMA Grantor Trust	6.25%, $866,045 par, due 05/25/2042		(1)	898,816
FNMA	7.50%, $192,302 par, due 02/25/2029		(1)	206,013
FNMA	6.50%, $210,102 par, due 11/01/2042		(1)	217,493
FHLMC	5.50%, $3,276,030 par, due 06/15/2017		(1)	3,334,245
FNMA	7.50%, $877,739 par, due 12/25/2028		(1)	939,882
FHLMC Structured Pass Through	7.00%, $784,279 par, due 06/02/2028		(1)	828,018
FNMA	4.50%, $898,481 par, due 06/25/2018 §		(1)	887,531
FNMA	5.00%, $3,613,275 par, due 05/25/2018 §		(1)	3,633,599
FNMA	6.00%, $734,034 par, due 05/01/2034		(1)	758,309
FNMA Whole Loan	6.50%, $837,627 par, due 05/25/2030		(1)	880,455
FNMA Whole Loan	7.50%, $555,113 par, due 11/25/2028		(1)	596,658
FHLMC	5.50%, $3,841,415 par, due 11/01/2033 §		(1)	3,855,820
Fannie Mae-Aces	5.26%, $1,000,000 par, due 05/25/2020		(1)	990,080
FHLMC Multifamily Structured	5.61%, $1,750,000 par, due 01/25/2012		(1)	1,784,790
FNMA	5.50%, $561,601 par, due 04/01/2018		(1)	570,092
FNMA	4.00%, $1,748,028 par, due 07/01/2018 §		(1)	1,682,302
FNMA	5.50%, $5,877,274 par, due 05/01/2034 §		(1)	5,881,623
FNMA	5.50%, $892,824 par, due 04/01/2034		(1)	893,484
FNMA	5.00%, $7,022,961 par, due 03/01/2034 §		(1)	6,862,837
FNMA	5.00%, $1,912,092 par, due 03/01/2034 §		(1)	1,868,497
FNMA	5.00%, $7,582,964 par, due 04/01/2034		(1)	7,410,073
FNMA	5.50%, $1,728,947 par, due 06/01/2034 §		(1)	1,730,226
FNMA	5.00%, $2,052,751 par, due 09/01/2034		(1)	2,005,168
FNMA	5.50%, $2,436,873 par, due 02/01/2035 §		(1)	2,437,019
FNMA	5.50%, $2,611,491 par, due 07/01/2035 §		(1)	2,611,648
FNMA	3.99%, $477,451 par, due 08/01/2033 §		(1)	475,202
FNMA	4.56%, $614,268 par, due 11/01/2035 §		(1)	600,840
FNMA	5.50%, $3,177,222 par, due 12/01/2033		(1)	3,179,573
FNMA	5.50%, $976,077 par, due 12/01/2033 §		(1)	976,800
FNMA	5.50%, $898,724 par, due 08/01/2019		(1)	911,306
FNMA	4.25%, $952,214 par, due 03/01/2034 §		(1)	943,006
FNMA	4.10%, $523,477 par, due 05/01/2034 §		(1)	528,194
FNMA	4.36%, $1,835,717 par, due 06/01/2034 §		(1)	1,836,488
FNMA	5.50%, $19,611,858 par, due 09/01/2036		(1)	1,583,344
FNMA	5.00%, $2,236,856 par, due 03/01/2020		(1)	2,239,049
FNMA	5.00%, $288,242 par, due 03/01/2020		(1)	288,524
FNMA	5.00%, $823,835 par, due 04/01/2020		(1)	824,642
FNMA	5.68%, $1,500,000 par, due 10/01/2014		(1)	1,560,704
FNMA	5.46%, $1,720,000 par, due 02/01/2012		(1)	1,778,274
FNMA	5.83%, $998,048 par, due 11/01/2037		(1)	1,006,401
FNMA	5.00%, $(2,000,000) par, due 01/01/2035		(1)	(1,951,260)
First Horizon ABS Trust	5.16%, $285,442 par, due 10/25/2034		(1)	280,407
First Horizon ABS Trust	5.03%, $654,816 par, due 04/27/2015		(1)	535,692
First Massachusetts Bank	7.63%, $550,000 par, due 06/15/2011		(1)	614,064
First Union National Bank	7.80%, $750,000 par, due 08/18/2010		(1)	808,290
US Bancorp	7.13%, $900,000 par, due 12/01/2009		(1)	945,774
Fiserv Incorporated	4.00%, $500,000 par, due 04/15/2008		(1)	498,715
Ford Motor Credit	7.38%, $550,000 par, due 10/28/2009		(1)	517,688
Fort Hood Military Housing	6.42%, $670,000 par, due 10/15/2014		(1)	715,707
Fort Sam Houston Military	5.63%, $1,000,000 par, due 03/15/2035		(1)	977,220
GMAC Mortgage Corp Loan Trust	5.09%, $423,917 par, due 08/25/2035		(1)	397,261
GMAC Mortgage Corp Loan Trust	5.08%, $672,727 par, due 11/25/2036		(1)	566,772
GNMA	7.72%, $1,014 par, due 12/29/2040		(1)	1,095
GNMA	7.00%, $34,658 par, due 06/15/2042		(1)	36,109
GNMA	7.35%, $27,424 par, due 01/15/2040		(1)	28,179
GSAMP Trust	5.22%, $813,583 par, due 08/25/2022		(1)	732,225
GSMPS Mortgage Loan Trust	5.27%, $2,086,253 par, due 01/25/2030		(1)	1,961,078
GSMPS Mortgage Loan Trust	5.22%, $315,541 par, due 03/25/2035		(1)	312,272
GE Capital Mortgage Corp.	4.71%, $1,960,553 par, due 05/10/2043		(1)	1,948,692
GE Capital Mortgage Corp.	4.94%, $1,000,000 par, due 07/10/2045		(1)	987,410
General Electric Company	5.00%, $615,000 par, due 02/01/2013		(1)	622,823
General Electric Company	5.25%, $400,000 par, due 12/06/2017		(1)	399,148

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost		Current value
General Mills Incorporated	6.00%, $1,000,000 par, due 02/15/2012		(1)	$	1,025,500
Golden Securities Corporation	5.53%, $104,625 par, due 12/02/2013		(1)		104,622
Goldman Sachs Group Inc	6.88%, $1,000,000 par, due 01/15/2011		(1)		1,060,600
GNMA	7.06%, $3,552,042 par, due 04/16/2024 §		(1)		3,813,899
Great River Energy	5.83%, $850,000 par, due 07/01/2017		(1)		871,514
Green Tree Financial Corp	6.86%, $238,605 par, due 07/15/2029		(1)		247,653
Greenpoint Home Equity Loan Tr	5.31%, $153,210 par, due 08/15/2015		(1)		153,238
Greenpoint Mortgage Funding Tr	5.16%, $588,552 par, due 11/27/2023		(1)		556,735
Greenwich Capital Comm Funding	4.95%, $2,000,000 par, due 01/11/2035		(1)		2,005,000
Greenwich Capital Comm Funding	5.12%, $1,600,000 par, due 11/10/2010		(1)		1,602,720
Gulf Power Company	5.30%, $250,000 par, due 12/01/2016		(1)		248,515
Household Home Equity Loan Tr	5.18%, $361,000 par, due 03/20/2036		(1)		299,574
Household Home Equity Loan Tr	6.10%, $550,000 par, due 11/20/2036		(1)		526,110
John Hancock Global Funding	7.90%, $500,000 par, due 07/02/2010		(1)		545,230
Honeywell International	6.13%, $750,000 par, due 11/01/2011		(1)		785,235
Hospira Incorporated	4.95%, $1,090,000 par, due 06/15/2009		(1)		1,093,444
Hyundai Auto Receivables Trust	4.18%, $1,700,000 par, due 02/15/2012		(1)		1,692,027
Indiana Board Banking Revenue	4.17%, $1,410,000 par, due 07/15/2010		(1)		1,400,257
Indiana Housing & Cmnty Devel	5.69%, $1,190,000 par, due 07/01/2037		(1)		1,199,270
Iowa Fin Auth SF Mtg Revenue	5.75%, $745,000 par, due 07/01/2037		(1)		752,562
JP Morgan Commercial Mortgage	6.07%, $1,300,000 par, due 04/15/2045		(1)		1,341,678
Kellogg Company	6.60%, $755,000 par, due 04/01/2011		(1)		800,043
Kentucky Housing Corporation	5.75%, $245,000 par, due 07/01/2037		(1)		247,421
Kentucky Housing Corporation	5.92%, $870,000 par, due 07/01/2034		(1)		881,728
Keycorp Student Loan Trust	5.74%, $1,000,000 par, due 11/25/2009		(1)		947,500
Kimberly-Clark Corporation	6.13%, $400,000 par, due 08/01/2017		(1)		421,440
Kraft Foods Incorporated	6.25%, $600,000 par, due 06/01/2012		(1)		623,304
Kroger Company	7.25%, $675,000 par, due 06/01/2009		(1)		694,359
La Crosse WI	5.50%, $1,100,000 par, due 12/01/2013		(1)		1,115,818
LB-UBS Commercial Mtg Trust	4.85%, $800,000 par, due 09/15/2031		(1)		801,208
LB-UBS Commercial Mtg Trust	4.39%, $1,975,000 par, due 03/15/2032		(1)		1,929,002
Lehman XS Trust	5.19%, $556,919 par, due 05/25/2037		(1)		412,120
Stanford University	6.16%, $650,000 par, due 04/30/2011		(1)		692,432
Liberty Property LP	5.50%, $300,000 par, due 12/15/2016		(1)		280,686
Liberty Property LP	6.63%, $125,000 par, due 10/01/2017		(1)		125,069
Lincoln National Corporation	6.20%, $450,000 par, due 12/15/2011		(1)		474,503
Manufacturers & Traders Trust	5.59%, $705,000 par, due 12/28/2020		(1)		653,535
Marathon Oil Corporation	6.00%, $350,000 par, due 10/01/2017		(1)		356,416
Masco Corporation	5.88%, $385,000 par, due 07/15/2012		(1)		387,039
Mass. Institute of Technology	7.13%, $400,000 par, due 11/02/2026		(1)		493,360
May Department Stores	4.80%, $1,000,000 par, due 07/15/2009		(1)		994,330
McCormick & Co	5.20%, $350,000 par, due 12/15/2015		(1)		336,774
McCormick & Co	5.75%, $350,000 par, due 12/15/2017		(1)		346,630
McDonald's Corporation	8.88%, $400,000 par, due 04/01/2011		(1)		457,452
McDonald's Corporation	5.80%, $325,000 par, due 10/15/2017		(1)		336,499
Medtronic Incorporated	4.75%, $500,000 par, due 09/15/2015		(1)		482,485
Mellon Funding Corporation	6.40%, $190,000 par, due 05/14/2011		(1)		200,830
MLCC Mortgage Inv Inc	5.20%, $631,239 par, due 05/25/2028		(1)		623,343
Merrill Lynch & Co	6.05%, $850,000 par, due 05/16/2016		(1)		835,185
Merrill Lynch Mortgage Trust	5.05%, $1,950,000 par, due 07/12/2015		(1)		1,908,621
Metlife Incorporated	5.38%, $415,000 par, due 12/15/2012		(1)		418,283
Mettle-Toledo Intl Inc	4.85%, $750,000 par, due 11/15/2010		(1)		746,061
Minneapolis MN	5.80%, $800,000 par, due 02/01/2018		(1)		816,440
Minneapolis St. Paul MN Met Airport	6.00%, $250,000 par, due 01/01/2011		(1)		263,425
Minnesota Life Insurance	8.25%, $500,000 par, due 09/15/2025		(1)		617,675
MN State Housing Finance Agy	5.85%, $830,000 par, due 07/01/2036		(1)		854,917
MN State Housing Finance Agy	6.13%, $600,000 par, due 07/01/2038		(1)		609,948
MN State Housing Finance Agy	5.76%, $100,000 par, due 01/01/2037		(1)		101,045
Morgan Stanley Dean Witter	6.75%, $500,000 par, due 04/15/2011		(1)		524,070
Morgan Stanley	5.95%, $270,000 par, due 12/28/2017		(1)		269,808
NCR Corporation	7.13%, $430,000 par, due 06/15/2009		(1)		444,409
NTC Capital I	5.76%, $600,000 par, due 01/15/2027		(1)		556,962
Nomura Asset Acceptance Corp.	6.50%, $648,164 par, due 02/25/2030		(1)		652,008
Nomura Asset Acceptance Corp	6.50%, $500,620 par, due 03/25/2031		(1)		523,929
National City Bank	7.25%, $300,000 par, due 07/15/2010		(1)		315,291
National Commerce Capital	6.21%, $500,000 par, due 04/01/2027		(1)		481,850
Nationslink Funding Corp	7.56%, $149,763 par, due 10/10/2010		(1)		150,954
New Hampshire Housing Fin Auth	5.53%, $650,000 par, due 07/01/2037		(1)		653,101
New York Life Global Funding	5.38%, $850,000 par, due 09/15/2013		(1)		864,331
New York St Env Facilities	4.90%, $650,000 par, due 12/15/2011		(1)		654,479
NLV Financial Corporation	7.50%, $600,000 par, due 08/15/2033		(1)		638,976
Northstar Guarantee Inc.	4.74%, $2,000,000 par, due 10/28/2026		(1)		2,000,858
Ohio Housing Finance Mtg Rev	5.32%, $1,000,000 par, due 09/01/2038		(1)		999,320

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Ohio State Housing Fin Mtg Rev	5.47%, $985,000 par, due 09/01/2025		(1)	$ 986,212
Ohio State Housing Fin Mtg Rev	6.00%, $1,500,000 par, due 09/01/2035		(1)	1,521,585
Olin Corporation	9.13%, $111,000 par, due 12/15/2011		(1)	121,823
Onyx Acceptance Auto Trust	4.34%, $600,000 par, due 05/15/2012		(1)	597,696
Oregon State	5.50%, $700,000 par, due 10/01/2011		(1)	725,564
PNC Funding Corporation	6.13%, $1,000,000 par, due 02/15/2009		(1)	1,006,630
Pacific Beacon LLC	5.38%, $800,000 par, due 07/15/2026		(1)	785,680
Peoples Energy Corporation	6.90%, $890,000 par, due 01/15/2011		(1)	940,855
PepsiAmericas Incorporated	5.75%, $700,000 par, due 07/31/2012		(1)	731,430
Philips Electric NV	7.25%, $265,000 par, due 08/15/2013		(1)	292,708
Principal Life Global	6.25%, $625,000 par, due 02/15/2012		(1)	652,388
Prologis Trust	5.25%, $445,000 par, due 11/15/2010		(1)	443,251
Prudential Financial Inc.	6.00%, $675,000 par, due 12/01/2017		(1)	672,219
Public Service Oklahoma	6.15%, $625,000 par, due 08/01/2016		(1)	629,763
Puget Sound Energy Inc	7.96%, $1,000,000 par, due 02/22/2010		(1)	1,068,720
RAAC Series	5.25%, $645,974 par, due 04/25/2036		(1)	516,779
Realty Income Corp	5.50%, $300,000 par, due 11/15/2015		(1)	292,521
Realty Income Corp	6.75%, $575,000 par, due 08/15/2019		(1)	593,182
Residential Asset Mtg Products	5.25%, $20,986 par, due 05/25/2028		(1)	20,928
Rouse Company	5.38%, $530,000 par, due 11/26/2013		(1)	457,735
SLM Student Loan Trust	5.10%, $1,250,000 par, due 12/15/2032		(1)	1,186,719
Safeco Corporation	4.88%, $500,000 par, due 02/01/2010		(1)	500,210
Safeway Stores	4.13%, $825,000 par, due 11/01/2008		(1)	816,131
Schering-Plough Corporation	5.55%, $820,000 par, due 12/01/2013		(1)	829,660
Charles Schwab Corporation	6.38%, $950,000 par, due 09/01/2017		(1)	977,142
Shurgard Storage Centers	7.75%, $500,000 par, due 02/22/2011		(1)	545,845
Shurgard Storage Centers	5.88%, $400,000 par, due 03/15/2013		(1)	408,276
Simon Property Group LP	5.75%, $450,000 par, due 05/01/2012 §		(1)	452,691
SBA Participation Certificates	4.57%, $2,881,149 par, due 08/10/2014		(1)	2,772,529
SBA Participation Certificates	5.21%, $2,754,330 par, due 01/01/2026		(1)	2,743,588
SBA Participation Certificates	5.51%, $1,000,000 par, due 11/01/2027		(1)	998,500
SBA Participation Certificates	5.29%, $2,020,000 par, due 12/01/2027		(1)	2,041,473
Small Business Investment Cos	4.75%, $1,723,866 par, due 08/10/2014		(1)	1,696,974
Small Business Investment Cos	4.94%, $3,370,004 par, due 08/10/2015		(1)	3,344,392
Small Business Investment Cos	5.41%, $881,953 par, due 02/10/2016		(1)	886,186
Small Business Investment Cos	5.68%, $1,974,148 par, due 08/01/2016		(1)	2,004,748
Southwestern Public Service	5.60%, $500,000 par, due 10/01/2016		(1)	487,025
Sovereign Bank	5.13%, $710,000 par, due 03/15/2013 §		(1)	678,007
Structured Asset Securities Co	5.15%, $1,030,646 par, due 02/25/2035		(1)	1,002,651
Lehman Bros Small Balance CMBS	5.68%, $272,926 par, due 03/25/2021		(1)	279,567
Structured Asset Sec Corp	6.00%, $1,349,201 par, due 08/25/2036		(1)	1,389,715
Suntrust Bank	4.42%, $750,000 par, due 06/15/2009		(1)	743,670
Suntrust Cap III	5.64%, $600,000 par, due 03/15/2028		(1)	564,942
TCF Financial	5.00%, $670,000 par, due 06/15/2014		(1)	672,399
Terwin Mortgage Trust	4.50%, $529,951 par, due 03/25/2037		(1)	523,926
Tesco PLC	5.50%, $750,000 par, due 11/15/2017		(1)	748,028
Thomson Corporation	6.20%, $700,000 par, due 01/05/2012		(1)	730,156
Toll Road Inv Part II	0.00%, $750,000 par, due 02/15/2015		(1)	530,978
Trenton NJ	4.90%, $845,000 par, due 04/01/2015		(1)	843,918
Triad Auto Receivables	4.88%, $1,000,000 par, due 04/12/2013		(1)	999,620
Turquoise Card Backed Sec PLC	5.07%, $600,000 par, due 06/15/2012		(1)	588,750
USXL Funding LLC	5.38%, $815,031 par, due 03/15/2011		(1)	820,923
Union Pacific Corporation	5.75%, $575,000 par, due 11/15/2017		(1)	572,815
Dept of Housing & Urban Devl.	6.00%, $4,000,000 par, due 08/01/2012		(1)	4,292,520
Dept of Housing & Urban Devl.	4.96%, $265,000 par, due 08/01/2012		(1)	276,345
Vendee Mortgage Trust	7.25%, $983,280 par, due 09/15/2022		(1)	1,025,266
United States Treasury	3.38%, $2,025,000 par, due 04/15/2032 §		(1)	3,052,905
United States Treasury	2.38%, $1,500,000 par, due 01/15/2025 §		(1)	1,745,518
Valspar Corporation	5.63%, $300,000 par, due 05/01/2012		(1)	303,354
Viacom Incorporated	7.70%, $400,000 par, due 07/30/2010		(1)	424,652
Virginia St Housing Dev Auth	6.00%, $1,079,809 par, due 06/25/2034		(1)	1,096,850
Washington Mutual Mortgage	5.10%, $849,881 par, due 06/25/2042		(1)	819,557
Washington Mutual	5.79%, $488,062 par, due 02/25/2046		(1)	475,162
WAMU Mortgage Pass-Through CER	5.48%, $458,605 par, due 07/25/2047		(1)	444,741
Wachovia Bank Commercial Mtg	5.29%, $1,250,000 par, due 08/15/2010		(1)	1,254,588
Wachovia Bank Commercial Mtg	5.38%, $1,000,000 par, due 10/15/2044		(1)	989,810
Wachovia Bank Commercial Mtg	5.08%, $1,250,000 par, due 10/15/2013		(1)	1,256,413
Wachovia Bank Commercial Mtg	4.85%, $2,000,000 par, due 10/15/2041		(1)	1,928,080
Wachovia Bank Commercial Mtg	5.24%, $2,000,000 par, due 12/15/2044		(1)	2,007,920
WAMU Mortgage Pass-Through CER	5.56%, $723,458 par, due 05/25/2047		(1)	700,140
WAMU Mtg Pass-Through Certs	5.19%, $735,808 par, due 12/25/2044		(1)	723,079
Washington Mutual Master Note	5.06%, $850,000 par, due 05/15/2014		(1)	822,169
WMALT Mtg Pass-Through Certs	5.78%, $825,740 par, due 06/25/2046		(1)	798,630

(Continued)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Washington State Univ Revs	5.99%, $750,000 par, due 10/01/2027		(1)	$ 797,948
Weatherford International Inc	5.95%, $1,000,000 par, due 06/15/2012		(1)	1,038,240
Weingarten Realty Investment	7.00%, $375,000 par, due 07/15/2011		(1)	396,495
Wisconsin Hsg & Econ Dev Auth	5.81%, $975,000 par, due 03/01/2037		(1)	974,045
Wisconsin Hsg & Econ Dev Auth	5.73%, $1,085,000 par, due 09/01/2037		(1)	1,108,327
Wisconsin Hsg & Econ Dev Auth	5.53%, $495,000 par, due 03/01/2038		(1)	497,594
Wyoming PA Area School Distr	5.28%, $500,000 par, due 09/01/2014		(1)	514,685
Wells Fargo STIF Fund	5.19%, $4,000,130 par		(1)	4,000,130
				293,005,569
Investments in Wells Fargo Securities Lending				
Enhanced Trust (market value of securities on loan, $6,722,862)			(1)	6,776,222
Collateral Trust (market value of securities on loan, $48,047,183)			(1)	48,428,542
				55,204,764
Accrued income receivable				2,575,051
Variation margin payable				(11,003)
Deposits with brokers for futures transactions				137,870
Payable for future transactions				(373,668)
Receivables for investment securities sold (forward sale)				1,969,158
Receivable for investment payments due				19,878
Interest rate swap transactions at market value (premium paid: $0)				491,281
Credit default swap transcations at market value (premium paid: $0)				89,024
Payable upon return of securities loaned				(55,575,553)
Total securities				297,532,371
Rabobank Nederland	5.36%, due 7/19/2011		(1)	—
Monumental Life Ins. Co:	5.36%, due on 10/7/2011		(1)	—
90Day EuroS			(1)	40,150
90Day EuroS			(1)	35,150
90Day EuroS			(1)	64,313
90Day EuroS			(1)	55,038
90Day EuroS			(1)	37,575
US 10yr Note CBT			(1)	12,891
US 2yr Note CBT			(1)	(1,828)
US 5yr Note CBT			(1)	(24,922)
AOL Time Warner	6.75%, $750,000 par, due 04/15/2011		(1)	781,155
Alabama Power Company	4.85%, $650,000 par, due 12/15/2012		(1)	645,782
Alcan Incorporated	5.20%, $600,000 par, due 01/15/2014		(1)	603,156
Alcoa Incorporated	5.72%, $392,000 par, due 02/23/2019		(1)	385,328
Alcoa Incorporated	5.87%, $133,000 par, due 02/23/2022		(1)	128,531
Allstate Corporation	7.50%, $500,000 par, due 06/15/2013		(1)	551,310
Allstate Financial Global	6.50%, $500,000 par, due 06/14/2011		(1)	525,050
Countrywide Alt Loan Trust	5.75%, $630,837 par, due 07/25/2024		(1)	592,608
Countrywide Alt Loan Trust	5.06%, $513,061 par, due 06/25/2024		(1)	486,792
American Home Products	6.95%, $850,000 par, due 03/15/2011		(1)	905,684
American Honda Finance	5.13%, $800,000 par, due 12/15/2010		(1)	822,200
American Standard Incorporated	8.25%, $900,000 par, due 06/01/2009		(1)	944,136
Amsouth Bancorp	6.13%, $1,000,000 par, due 03/01/2009		(1)	1,010,330
Arizona Pub Service Company	6.38%, $750,000 par, due 10/15/2011		(1)	775,950
Ashland OR	5.07%, $400,000 par, due 07/15/2012		(1)	407,992
BAE Systems Holdings Inc	6.40%, $550,000 par, due 12/15/2011		(1)	579,722
BAE Systems Holdings Inc	4.75%, $350,000 par, due 08/15/2010		(1)	352,482
BHP Billiton Finance	5.40%, $850,000 par, due 03/29/2017		(1)	817,522
Baltimore MD	4.50%, $695,000 par, due 10/15/2013		(1)	687,633
Banc of America Commercial Mtg	4.88%, $800,000 par, due 04/10/2010		(1)	797,856
Banc of America Commercial Mtg	5.12%, $750,000 par, due 05/11/2012		(1)	758,768
Bank of America Corporation	5.42%, $300,000 par, due 03/15/2017		(1)	289,890
Bank of America NA	5.30%, $1,250,000 par, due 03/15/2017		(1)	1,215,475
Bear Stearns Commercial Mtg	4.58%, $1,000,000 par, due 09/11/2014		(1)	972,630
Bear Stearns Commercial Mtg	4.74%, $1,650,000 par, due 09/11/2010		(1)	1,638,285
Bear Stearns Asset Backed Sec	5.12%, $706,507 par, due 02/25/2037		(1)	664,117
Bemis Company Incorporated	4.88%, $175,000 par, due 04/01/2012		(1)	172,912
Berkshire Hathaway Financial	4.75%, $1,000,000 par, due 05/15/2012		(1)	1,012,540
Blue Cross Blue Shield FL	8.25%, $1,000,000 par, due 11/15/2011		(1)	1,086,930
Boston Scientific	6.00%, $500,000 par, due 06/15/2011		(1)	482,500
Brandywine Operating Partners	5.75%, $750,000 par, due 04/01/2012		(1)	742,433
Brazos TX Higher Education	4.91%, $2,500,000 par, due 12/01/2040		(1)	2,511,600
Brown-Forman Corporation	5.20%, $475,000 par, due 04/01/2012		(1)	476,932
Burlington Northern Santa Fe	5.65%, $800,000 par, due 05/01/2017 §		(1)	795,352
Citigroup/Deutsche Bnk Com Mtg	5.27%, $1,250,000 par, due 09/15/2020		(1)	1,254,900
Countrywide Home Loans	5.29%, $584,631 par, due 08/25/2036		(1)	549,233

(Continued

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
CPS Auto Trust	4.52%, $75,561 par, due 03/15/2010		(1)	$ 75,571
CPS Auto Trust	5.25%, $1,499,999 par, due 09/15/2008		(1)	1,501,799
CRH America Incorporated	6.95%, $850,000 par, due 03/15/2012		(1)	898,799
Countrywide Asset Backed Certs	5.24%, $494,792 par, due 10/25/2012		(1)	434,790
Countrywide Asset Backed Certs	5.25%, $104,802 par, due 12/25/2014		(1)	101,467
Countrywide Alt. Loan Trust	6.25%, $549,118 par, due 05/25/2015		(1)	531,063
Countrywide Alt. Loan Trust	6.10%, $469,644 par, due 06/20/2035		(1)	451,552
Countrywide Home Eq Loan Trust	5.63%, $1,250,000 par, due 03/01/2036		(1)	1,138,944
Countrywide Asset Backed Certs	5.69%, $1,510,000 par, due 04/25/2035		(1)	1,141,456
Countrywide Home Loan	5.27%, $1,491,585 par, due 09/25/2035		(1)	1,400,807
Countrywide Home Loan	5.27%, $602,969 par, due 04/25/2034		(1)	586,534
Countrywide Home Loan	5.22%, $646,678 par, due 12/26/2034		(1)	565,238
Countrywide Home Loan	5.18%, $553,006 par, due 02/26/2035		(1)	525,334
Countrywide Home Loan	5.23%, $1,034,854 par, due 08/25/2034		(1)	970,871
Cadbury Schwepps	3.88%, $600,000 par, due 10/01/2008		(1)	596,364
Cargill Incorporated	5.60%, $900,000 par, due 09/15/2012		(1)	914,751
Chicago IL	4.77%, $550,000 par, due 01/01/2012		(1)	555,038
Chicago IL	4.86%, $500,000 par, due 01/01/2014		(1)	503,000
Citibank Credit Card Iss Trust	5.50%, $2,000,000 par, due 06/22/2010		(1)	2,055,380
Comcast Cable Communications	6.88%, $870,000 par, due 06/15/2009		(1)	894,856
Citi Financial	10.00%, $400,000 par, due 05/15/2009		(1)	426,284
Conagra Incorporated	7.88%, $667,000 par, due 09/15/2010		(1)	715,924
Connecticut Light & Power	5.38%, $750,000 par, due 03/01/2017		(1)	727,845
Conoco Philips Canada	5.63%, $900,000 par, due 10/15/2016		(1)	927,891
Cook County IL Sch Dist 225	5.24%, $890,000 par, due 12/01/2014		(1)	921,195
Corn Products International	6.00%, $400,000 par, due 04/15/2017		(1)	415,820
Cox Communications Inc	4.63%, $750,000 par, due 01/15/2010		(1)	744,180
Credit Suisse USA Incorporated	5.25%, $750,000 par, due 03/02/2011 §		(1)	766,050
CS First Boston Mtg Sec Corp	4.82%, $500,000 par, due 11/15/2013		(1)	494,700
CS First Boston Mtg Sec Corp	5.10%, $1,500,000 par, due 01/15/2011		(1)	1,499,402
Crown Castle Towers LLC	4.64%, $470,000 par, due 06/15/2010		(1)	469,911
Countrywide Asset Backed Certs	5.22%, $340,870 par, due 08/25/2021		(1)	302,878
John Deere Capital	4.95%, $250,000 par, due 12/17/2012		(1)	250,343
Developers Diversified Realty	5.25%, $600,000 par, due 04/15/2011		(1)	592,134
Diageo Capital PLC	5.20%, $150,000 par, due 01/30/2013		(1)	150,684
Duke Energy Field Services	7.88%, $800,000 par, due 08/16/2010		(1)	858,168
Duke Realty Corporation	5.63%, $825,000 par, due 08/15/2011		(1)	829,653
Evansville Vanderbaugh IN Sch	4.85%, $555,000 par, due 01/05/2011		(1)	565,334
Ewing Township NJ School Dist	4.80%, $675,000 par, due 05/01/2015		(1)	677,774
FHLMC	5.50%, $1,661,003 par, due 02/01/2018		(1)	1,679,274
FHLMC	5.00%, $459,845 par, due 05/01/2021		(1)	460,296
FHLMC	5.00%, $2,724,772 par, due 02/01/2020		(1)	2,727,442
FHLMC	5.63%, $822,150 par, due 07/01/2034 §		(1)	817,267
FNMA	4.66%, $1,904,425 par, due 07/01/2010		(1)	1,918,727
FNMA	6.10%, $876,281 par, due 04/01/2011		(1)	916,261
FNMA	4.84%, $1,736,735 par, due 07/01/2011		(1)	1,745,398
FNMA	5.22%, $4,995,136 par, due 12/01/2012		(1)	5,075,118
FNMA	5.89%, $1,137,186 par, due 04/01/2036		(1)	1,141,223
FNMA	5.48%, $578,244 par, due 11/01/2041		(1)	582,118
FNMA	5.50%, $721,904 par, due 02/25/2016		(1)	735,086
FNMA Grantor Trust	5.50%, $3,503,686 par, due 07/25/2017 §		(1)	3,568,714
FNMA	7.00%, $297,209 par, due 05/25/2032		(1)	313,380
FNMA	7.00%, $118,142 par, due 08/25/2042		(1)	122,510
Fannie Mae Grantor Trust	0.67%, $28,001,632 par, due 11/25/2012		(1)	637,877
FNMA	6.50%, $676,742 par, due 09/25/2029		(1)	709,192
FNMA	7.00%, $116,017 par, due 10/25/2042		(1)	122,581
FNMA	4.50%, $2,395,950 par, due 06/25/2018 §		(1)	2,366,750
FNMA	5.00%, $1,806,637 par, due 05/25/2018 §		(1)	1,816,800
FNMA Grantor Trust	7.00%, $981,890 par, due 02/25/2029		(1)	1,044,888
FNMA	6.00%, $1,064,350 par, due 05/01/2034		(1)	1,099,548
FNMA	6.50%, $730,364 par, due 04/01/2029		(1)	746,490
FNMA	5.50%, $2,426,851 par, due 12/01/2034 §		(1)	2,437,469
FHLMC Structured Pass Through	7.00%, $2,359,281 par, due 07/25/2043		(1)	2,489,018
Fannie Mae-Aces	5.26%, $1,500,000 par, due 05/25/2020		(1)	1,485,120
FNMA	5.00%, $1,463,180 par, due 05/01/2015		(1)	1,485,552
FNMA	5.02%, $797,934 par, due 05/01/2036		(1)	800,256
FNMA	5.99%, $324,903 par, due 04/01/2044		(1)	327,385
FNMA	5.00%, $2,844,712 par, due 10/01/2019 §		(1)	2,849,946
FNMA	5.00%, $1,896,523 par, due 12/01/2019		(1)	1,900,012
FNMA	4.80%, $1,498,497 par, due 05/01/2036 §		(1)	1,496,009
FNMA	4.75%, $787,118 par, due 01/01/2035		(1)	793,454
FNMA	5.00%, $4,340,480 par, due 08/01/2020		(1)	4,344,734
FNMA	5.05%, $1,071,115 par, due 07/01/2035		(1)	1,080,509

(Continued

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	5.04%, $1,404,714 par, due 07/01/2035		(1)	$ 1,416,794
FNMA	5.41%, $735,805 par, due 07/01/2011		(1)	744,710
FNMA	5.99%, $1,423,082 par, due 01/01/2037 §		(1)	1,455,144
FNMA	5.71%, $1,467,264 par, due 04/01/2037		(1)	1,488,451
Federal Express Corporation	5.50%, $750,000 par, due 08/15/2009		(1)	758,280
Fifth Third Home Eq Loan Trust	5.20%, $794,745 par, due 08/22/2011		(1)	775,965
First Massachusetts Bank	7.63%, $300,000 par, due 06/15/2011		(1)	334,944
Fiserv Incorporated	4.00%, $770000 par, due 04/15/2008		(1)	927,840
FNMA	5.50%, $19,611,858 par, due 09/01/2036		(1)	768,021
Fleet Boston Financial Corp	7.38%, $205,000 par, due 12/01/2009		(1)	213,637
Ford Motor Credit	7.38%, $510,000 par, due 10/28/2009		(1)	480,038
Fort Eustis	4.98%, $450,000 par, due 12/15/2020		(1)	433,526
Fort Sam Houston Military	5.18%, $500,000 par, due 03/15/2020		(1)	493,585
Fortune Brands	5.13%, $460,000 par, due 01/15/2011		(1)	459,066
Fulton County GA Dev Auth	4.92%, $650,000 par, due 05/01/2011		(1)	656,357
GMAC Mortgage Corp Loan Trust	5.09%, $423,917 par, due 08/25/2035		(1)	397,261
GMAC Mortgage Corp Loan Trust	5.08%, $480,519 par, due 11/25/2036		(1)	404,837
GSMPS Mortgage Loan Trust	5.22%, $904,377 par, due 06/25/2035		(1)	850,114
GSAMP Trust	5.22%, $1,084,778 par, due 08/25/2022		(1)	976,300
GSMPS Mortgage Loan Trust	5.27%, $2,021,058 par, due 01/25/2030		(1)	1,899,794
GSAMP Trust	5.21%, $51,354 par, due 04/25/2035		(1)	51,219
GSMPS Mortgage Loan Trust	5.22%, $262,950 par, due 03/25/2035		(1)	260,226
GS Auto Loan Trust	4.56%, $1,500,000 par, due 01/15/2010		(1)	1,497,945
GE Capital Mortgage Corp.	4.37%, $1,100,000 par, due 01/10/2038		(1)	1,093,928
GE Capital Mortgage Corp.	4.71%, $1,372,387 par, due 05/10/2043		(1)	1,364,084
GE Capital Mortgage Corp.	4.87%, $1,000,000 par, due 12/01/2014		(1)	989,820
GE Capital Mortgage Corp.	4.86%, $1,500,000 par, due 06/10/2010		(1)	1,493,940
General Mills Incorporated	6.00%, $850,000 par, due 02/15/2012		(1)	871,675
Glendale Community Devel Auth	4.70%, $480,000 par, due 10/01/2009		(1)	482,050
Goldman Sachs Group Inc	6.88%, $850,000 par, due 01/15/2011		(1)	901,510
Great River Energy	5.83%, $800,000 par, due 07/01/2017		(1)	820,248
Greenwich Capital Comm Funding	4.95%, $1,500,000 par, due 01/11/2035		(1)	1,503,750
Greenwich Capital Comm Funding	4.53%, $1,000,000 par, due 12/05/2012		(1)	995,180
Greenwich Capital Comm Funding	5.12%, $1,500,000 par, due 11/10/2010		(1)	1,502,550
Household Home Equity Loan Tr	5.22%, $727,033 par, due 02/20/2013		(1)	681,253
Household Home Equity Loan Tr	5.18%, $334,000 par, due 03/20/2036		(1)	277,168
Household Home Equity Loan Tr	5.11%, $622,991 par, due 03/20/2014		(1)	576,753
John Hancock Global Funding	7.90%, $740,000 par, due 07/02/2010		(1)	806,940
Harborview Mortgage Loan Trust	5.29%, $1,035,544 par, due 07/31/2020		(1)	996,370
Hartford Life Global Funding	5.20%, $850,000 par, due 02/15/2011		(1)	864,646
Hoffman Estates	4.95%, $280,000 par, due 12/01/2014		(1)	280,916
Hoffman Estates	5.00%, $485,000 par, due 12/01/2015		(1)	483,695
Hospira Incorporated	4.95%, $750,000 par, due 06/15/2009		(1)	752,370
Household Automotive Trust	4.35%, $1,500,000 par, due 06/18/2012		(1)	1,493,400
Hudson United Bank	7.00%, $500,000 par, due 05/15/2012		(1)	529,995
ING USA Global Funding	4.50%, $500,000 par, due 10/01/2010		(1)	500,800
Illinois Housing Dev Auth	5.01%, $450,000 par, due 08/01/2009		(1)	454,892
Illinois State	3.85%, $500,000 par, due 06/01/2013		(1)	483,510
Illinois State	4.05%, $285,000 par, due 06/01/2015		(1)	270,690
Indiana Board Banking Revenue	4.49%, $745,000 par, due 07/15/2012		(1)	741,998
Indiana Board Banking Revenue	4.70%, $250,000 par, due 01/15/2014		(1)	249,308
Indiana Housing & Cmnty Devel	5.90%, $975,000 par, due 01/01/2037		(1)	986,408
Indianapolis IN	3.98%, $800,000 par, due 01/15/2009		(1)	796,384
Indymac Loan Trust	5.09%, $721,929 par, due 01/25/2011		(1)	682,843
Ingersoll-Rand Company	4.75%, $600,000 par, due 05/15/2015		(1)	582,378
Iowa Fin Auth SF Mtg Revenue	5.87%, $1,220,000 par, due 07/01/2036		(1)	1,234,481
JP Morgan Chase Comm Mtg Sec	4.77%, $2,000,000 par, due 03/12/2039		(1)	1,984,800
JP Morgan Chase Comm Mtg Sec	4.74%, $1,480,495 par, due 08/12/2010		(1)	1,472,056
JP Morgan Commercial Mortgage	6.07%, $600,000 par, due 04/15/2045		(1)	619,236
JP Morgan Chase Bank NA	6.00%, $750,000 par, due 10/01/2017		(1)	762,765
Kellogg Company	6.60%, $1,000,000 par, due 04/01/2011		(1)	1,059,660
Kentucky Housing Corporation	5.75%, $250,000 par, due 07/01/2037		(1)	252,470
Kentucky Housing Corporation	5.92%, $485,000 par, due 07/01/2034		(1)	491,538
Kentucky Housing Corporation	5.03%, $260,000 par, due 07/01/2011		(1)	263,333
Keycorp Student Loan Trust	5.74%, $900,000 par, due 11/25/2009		(1)	852,750
Kimberly-Clark Corporation	6.13%, $600,000 par, due 08/01/2017		(1)	632,160
Kraft Foods Incorporated	6.25%, $1,000,000 par, due 06/01/2012		(1)	1,038,840
LB-UBS Commercial Mtg Trust	4.25%, $1,750,000 par, due 07/15/2027		(1)	1,727,880
LB-UBS Commercial Mtg Trust	5.10%, $1,000,000 par, due 11/15/2010		(1)	1,001,670
Lehman Brothers Holdings Inc	6.00%, $750,000 par, due 07/19/2012		(1)	763,673
Lehman XS Trust	6.45%, $1,120,179 par, due 03/25/2037		(1)	1,078,766
Lehman XS Trust	5.19%, $371,279 par, due 05/25/2037		(1)	274,747
Lincoln National Corporation	6.20%, $300,000 par, due 12/15/2011		(1)	316,335

(Continued

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Lowe's Companies Inc	5.60%, $700,000 par, due 09/15/2012		(1)	$ 718,928
Marshall & Ilsley Bank	3.95%, $1,000,000 par, due 08/14/2009		(1)	984,280
Marathon Oil Corp.	6.00%, $750,000 par, due 07/01/2012		(1)	778,313
Masco Corporation	5.88%, $1,000,000 par, due 07/15/2012		(1)	1,005,295
May Department Stores	4.80%, $1,000,000 par, due 07/15/2009		(1)	994,330
McCormick & Co	5.20%, $500,000 par, due 12/15/2015		(1)	481,105
Mellon Funding Corporation	6.40%, $900,000 par, due 05/14/2011		(1)	951,300
MLCC Mortgage Inv Inc	5.20%, $140,275 par, due 05/25/2028		(1)	138,521
Merrill Lynch & Company	6.05%, $400,000 par, due 08/15/2012		(1)	407,676
Merrill Lynch & Company	4.25%, $500,000 par, due 02/08/2010		(1)	490,150
Merrill Lynch Mortgage Trust	5.62%, $2,000,000 par, due 06/12/2012		(1)	2,059,680
Met Life Global Funding	4.50%, $215,000 par, due 05/05/2010		(1)	216,636
Miami-Dade County FL	5.26%, $850,000 par, due 04/01/2009		(1)	860,149
MN State Housing Finance Agy	5.85%, $735,000 par, due 07/01/2036		(1)	757,065
Mississippi Dev Bk Spl Oblig	5.00%, $390,000 par, due 06/01/2014		(1)	394,547
Missouri Higher Education Loan	7.00%, $2,000,000 par, due 05/11/2044		(1)	2,000,000
Morgan Stanley Dean Witter	8.00%, $1,000,000 par, due 06/15/2010		(1)	1,068,090
Morgan Stanley Dean Witter	6.60%, $425,000 par, due 04/01/2012 §		(1)	446,556
National City Bank	7.25%, $300,000 par, due 07/15/2010		(1)	315,291
National City Bank of Kentucky	6.30%, $120,000 par, due 02/15/2011		(1)	123,290
New York St Env Facilities	4.90%, $610,000 par, due 12/15/2011		(1)	614,203
New York State Dorm Authority	4.96%, $695,000 par, due 03/15/2012		(1)	706,148
Nisource Finance Corp	7.88%, $825,000 par, due 11/15/2010		(1)	875,177
Northern Natural Gas	6.75%, $300,000 par, due 09/15/2008		(1)	304,215
Northstar Guarantee Inc.	4.74%, $2,250,000 par, due 10/28/2026		(1)	2,250,965
Ohio Housing Finance Mtg Rev	5.32%, $850,000 par, due 09/01/2038		(1)	849,422
Ohio State Housing Fin Mtg Rev	5.84%, $900,000 par, due 09/01/2016		(1)	907,227
Ohio State Housing Fin Mtg Rev	5.97%, $1,000,000 par, due 03/01/2029		(1)	1,013,020
Ohio State Housing Fin Mtg Rev	6.00%, $1,250,000 par, due 09/01/2035		(1)	1,267,988
Onyx Acceptance Auto Trust	4.34%, $400,000 par, due 05/15/2012		(1)	398,464
Oregon State	4.61%, $655,000 par, due 06/01/2011		(1)	662,821
PNC Funding Corporation	6.13%, $500,000 par, due 02/15/2009		(1)	503,315
PNC Funding Corp.	5.13%, $500,000 par, due 12/14/2010		(1)	503,505
Pacific Life Global Funding	3.75%, $780,000 par, due 01/15/2009		(1)	770,858
Pacific Pilot Funding Limited	5.93%, $170,614 par, due 10/20/2016		(1)	170,662
Pearson PLC	7.00%, $1,000,000 par, due 06/15/2011		(1)	1,062,330
Pennsylvania Housing Fin Agy	6.04%, $1,125,000 par, due 10/01/2030		(1)	1,130,704
Peoples Energy Corporation	6.90%, $750,000 par, due 01/15/2011		(1)	792,855
PepsiAmericas Incorporated	5.63%, $750,000 par, due 05/31/2011		(1)	781,245
Pepsico Inc.	4.65%, $480,000 par, due 02/15/2013		(1)	483,221
Phoenix AZ	4.30%, $800,000 par, due 07/01/2010		(1)	805,464
Principal Global Funding I	5.63%, $200,000 par, due 05/24/2011		(1)	204,748
Principal Life Global	5.25%, $600,000 par, due 01/15/2013		(1)	600,540
Prologis Trust	5.25%, $750,000 par, due 11/15/2010		(1)	747,053
Protective Life	4.85%, $650,000 par, due 08/16/2010		(1)	645,054
Public Service Co of Colorado	6.88%, $252,000 par, due 07/15/2009		(1)	259,379
Public Service Oklahoma	6.15%, $600,000 par, due 08/01/2016		(1)	604,572
Puget Sound Energy Inc	7.96%, $1,000,000 par, due 02/22/2010		(1)	1,068,720
RAAC Series	5.25%, $602,909 par, due 04/25/2036		(1)	482,327
Roslyn Bancorp	7.50%, $700,000 par, due 12/01/2008		(1)	713,510
SLC Student Loan Trust	5.31%, $750,000 par, due 04/16/2018		(1)	731,671
Safeway Stores	4.13%, $1,000,000 par, due 11/01/2008		(1)	989,250
SBA CMBS Trust	5.31%, $650,000 par, due 11/15/2036		(1)	650,215
Schering-Plough Corporation	5.55%, $1,000,000 par, due 12/01/2013		(1)	1,011,780
Charles Schwab Corporation	8.05%, $325,000 par, due 03/01/2010		(1)	347,230
Shurgard Storage Centers	5.88%, $500,000 par, due 03/15/2013		(1)	510,345
SBA Participation Certificates	5.34%, $1,178,350 par, due 11/01/2021		(1)	1,194,258
SBA Participation Certificates	5.54%, $1,898,373 par, due 09/01/2026		(1)	1,927,228
Small Business Investment Cos	4.75%, $1,344,615 par, due 08/10/2014		(1)	1,323,639
Small Business Investment Cos	4.64%, $747,557 par, due 02/01/2015		(1)	734,475
Small Business Investment Cos	4.94%, $4,212,505 par, due 08/10/2015		(1)	4,180,490
Small Business Investment Cos	5.68%, $1,974,148 par, due 08/01/2016		(1)	2,004,748
Spokane WA	4.83%, $715,000 par, due 12/01/2014		(1)	710,159
Springfield IL	4.40%, $450,000 par, due 12/01/2012		(1)	440,487
Sprint Capital Corporation	8.38%, $500,000 par, due 03/15/2012		(1)	541,510
Structured Asset Securities Co	5.15%, $412,258 par, due 02/25/2035		(1)	401,060
Structured Asset Sec Corp	5.22%, $370,829 par, due 09/25/2015		(1)	341,070
Lehman Bros Small Balance CMBS	5.68%, $494,679 par, due 03/25/2021		(1)	506,715
Structured Asset Sec Corp	5.12%, $389,957 par, due 08/25/2046		(1)	362,172
Structured Asset Securities C	5.15%, $696,177 par, due 05/25/2047		(1)	637,872
Suntrust Banks	7.75%, $901,000 par, due 05/01/2010		(1)	961,484
Terwin Mortgage Trust	4.50%, $454,244 par, due 03/25/2037		(1)	449,079
Thermo Electron Corporation	5.00%, $450,000 par, due 06/01/2015		(1)	418,050

(Continued

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Thomson Corporation	5.70%, $750,000 par, due 10/01/2014		(1)	$ 753,090
Turquoise Card Backed Sec PLC	5.07%, $1,000,000 par, due 06/15/2012		(1)	981,250
US Bank NA Minnesota	6.38%, $1,000,000 par, due 08/01/2011		(1)	1,048,780
USXL Funding LLC	5.38%, $815,031 par, due 03/15/2011		(1)	820,923
Union Pacific Corporation	7.25%, $750,000 par, due 11/01/2008		(1)	763,538
United States Treasury	7.25%, $4,875,000 par, due 05/15/2016 §		(1)	5,994,739
United States Treasury	2.00%, $2,290,000 par, due 07/15/2014 §		(1)	2,622,584
United States Treasury	1.88%, $3,500,000 par, due 07/15/2015 §		(1)	3,832,144
United States Treasury	4.50%, $5,275,000 par, due 05/15/2017 §		(1)	5,467,432
United States Treasury	4.75%, $3,350,000 par, due 08/15/2017 §		(1)	3,538,170
University of NC Charlotte	5.14%, $1,025,000 par, due 04/01/2013		(1)	1,048,616
Valspar Corporation	5.10%, $400,000 par, due 08/01/2015		(1)	366,200
Valspar Corporation	5.63%, $160,000 par, due 05/01/2012		(1)	161,789
Washington Mutual Mortgage	5.10%, $283,294 par, due 06/25/2042		(1)	273,186
Washington Mutual	5.79%, $488,062 par, due 02/25/2046		(1)	475,162
Wachovia Bank Commercial Mtg	5.29%, $2,250,000 par, due 08/15/2010		(1)	2,258,258
Wachovia Asset Securitization	5.00%, $484,119 par, due 07/25/2037		(1)	431,587
WAMU Mtg Pass-Through Certs	5.19%, $490,539 par, due 12/25/2044		(1)	482,053
Washington Mutual Master Note	5.06%, $750,000 par, due 05/15/2014		(1)	725,444
WMALT Mtg Pass-Through Certs	5.76%, $528,457 par, due 12/25/2046		(1)	508,359
Washington Mutual Mtg Pass-Thr	5.56%, $1,805,955 par, due 04/25/2047		(1)	1,707,757
WMALT Mtg Pass-Through Certs	5.78%, $825,740 par, due 06/25/2046		(1)	798,630
WMALT Mtg Pass-Through Certs	5.75%, $837,453 par, due 08/25/2026		(1)	810,796
Weatherford International Inc	5.95%, $900,000 par, due 06/15/2012		(1)	934,416
Weingarten Realty Investment	7.00%, $350,000 par, due 07/15/2011		(1)	370,062
Western Financial Svg	9.63%, $900,000 par, due 05/15/2012		(1)	967,986
Whiteside & Lee Countys IL	4.40%, $700,000 par, due 02/01/2012		(1)	696,409
Wisconsin Hsg & Econ Dev Auth	5.81%, $975,000 par, due 03/01/2037		(1)	974,045
Wisconsin Hsg & Econ Dev Auth	5.53%, $750,000 par, due 03/01/2038		(1)	753,930
XTO Energy Incorporated	5.90%, $775,000 par, due 08/01/2012		(1)	802,854
Wells Fargo STIF Fund	6.00%, $5,519,023 par, due		(1)	5,519,023
				272,378,050
Investments in Wells Fargo Securities Lending				
Enhanced Trust (market value of securities on loan, $13,150,869)			(1)	13,255,472
Collateral Trust (market value of securities on loan, $27,401,342)			(1)	27,619,295
				40,874,767
Accrued income receivable				2,357,964
Variation margin payable				57,969
Deposits with brokers for futures transactions				273,170
Payable for future transactions				(218,366)
Receivable for investment payments due				18,356
Interest rate swap transactions at market value (premium paid: $0)				61,465
Credit default swap transactions at market value (premium paid: $0)				126,750
Payable upon return of securities loaned				(41,145,384)
Total securities				274,784,741
Total underlying securities of security-backed contracts				1,150,080,430
Total investments in Wells Fargo Securities Lending Trusts				283,402,260
Total accrued income receivable				8,045,547
Deposits with brokers for futures transactions				907,990
Payable for future transactions				(1,274,505)
Variation margin payable				223,079
Payable for investment securities sold				1,969,158
Payable upon return of securities loaned				(285,291,966)
Receivable for investment payments due				448,712
Interest rate swap transactions at market value (premium paid: $0)				552,746
Credit default swap transactions at market value (premium paid: $0)				215,774
Wrapper contract fee payable				(257,475)
Wrapper contracts at fair value				(102,988)
Pending trades				74,628
Total security-backed contracts				1,158,993,390
Adjustment from fair value to contract value for fully benefit investment contract				(3,361,723)
Total security-back contracts at contract value				1,155,631,667

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	Collective Trust Fund – (5.7%):				
	Wells Fargo Stable Return Fund Gross 5.09%		1,813,634	(1)	77,508,509
	Adjustment from fair value to contract value for fully benefit investment contrac				233,225
	Stable Return Fund at contract value				77,741,734
	Total Stable Value Fund				1,359,588,055
*	Wells Fargo Stock Fund:				
	Short-term investments	Money market fund	3,999,991	(1)	3,999,991
	Wells Fargo & Co. common stock	Common stock fund	58,573,260	(1)	1,768,326,719
					1,772,326,710
*	Wells Fargo Share Award Account:				
	Short-term investments	Money market fund	159,155	(1)	159,155
	Wells Fargo & Co. common stock	Common stock fund	1,213,597	(1)	36,638,493
					36,797,648
*	Wells Fargo – ESOP	Common stock fund	72,357,612	(1)	2,184,476,306
*	Wells Fargo – ESOP	Convertible preferred stock	530,507	567,757,562	617,519,826
*	Wells Fargo – ESOP	Money market fund	1,455,000	(1)	1,455,000
					2,803,451,132
					$ 12,181,350,045

§ All or part of the indicated security was on loan as of December 31, 2007.
* Represents a party-in-interest.
(1) Cost information not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-149567) on Form S-8 of Wells Fargo & Company of our report dated June 23, 2008 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Wells Fargo 401(k) Plan.

KPMG LLP

San Francisco, California
June 23, 2008

END